Exhibit 99.1

# Financial Convenience. *Everyday People.*

As one of Canada's leading providers of alternative financial products and services, at September 30, 2011, Cash Store Financial boasted a network of 574 branches in over 200 Canadian communities and twelve branches in the United Kingdom.

The Company operates two of the most recognizable brands in the alternative financial services market – Cash Store Financial and Instaloans – each of which hold dominant positions in all key Canadian markets. By branch count, the Company holds over 36% of Canadian market share. Over 45% of the Company's branch network is less than three years of age.

Cash Store Financial and Instaloans primarily act as brokers that facilitate short-term advances and provide other financial services to income-earning consumers. Our products include bank accounts, small-sum short-term loans, cheque cashing, payment protection, a prepaid MasterCard® and Ria money transfers.

Cash Store Financial has always been committed to the communities that we serve. As part of this commitment, we have partnered with the Alberta Diabetes Foundation and the Alberta Diabetes Institute to raise $7.5 million for diabetes research. The Company has been recognized for its contribution through a Roll of Honour Award from the Alberta Association of Fund Raising Executives.

Cash Store Financial is the only broker of short-term advances and provider of other financial services in Canada publicly traded on the Toronto Stock Exchange (TSX: CSF). The Company also trades on the New York Stock Exchange (NYSE: CSFS). Founded in 2001 in Edmonton, Alberta under the name Rentcash Inc., 2011 marks our tenth year of operation. The Company is driven by a dynamic workforce, a performance-based culture, and a commitment to strong business fundamentals. Cash Store Financial employs over 2,300 associates.

MILESTONES

**2001**

**OPENED FIRST BRANCH**

Cash Store Financial is one of Canada's leading providers of **alternative financial products and services.**

**05**
## our **footprint**
574 branches and growing.
With 36% Canadian market share Cash Store Financial has a firm platform to grow internationally. We have commenced in earnest our expansion into the United Kingdom.

**06**
## chairman's **report**
Report to Shareholders from the Chairman and Chief Executive Officer
Gordon J. Reykdal, Chairman and Chief Executive Officer provides an earnings update and describes our forward business strategy.

**10**
## president's **report**
Report to Shareholders from the President and Chief Operating Officer
Barret J. Reykdal, President and Chief Operating Officer, reports on his annual President's Forum and his forward looking strategies.

**13**
## our **associates**
These top performers are an inspiration to their peers.

**24**
## long service **awards**
These associates exemplify our values and have made an extended commitment to our Company.

**26**
## our commitment **to diabetes**
Three projects directly funded by Cash Store Financial.

**29** Management's Discussion and Analysis
**57** Financial Statements
**64** Notes to The Consolidated Financial Statements
**88** Corporate Governance
**89** Board of Directors
**91** Senior Officers
**92** Company Information

MILESTONES

# 2002

LISTED ON THE TSX VENTURE EXCHANGE

FIRST PRESIDENT'S FORUM

Cash Store Financial boasts a growing network of 574 branches in over 200 Canadian communities **and 12 branches in the United Kingdom under the banner, Cash Store Financial.**

# Our Footprint (as at September 30, 2011)

Cash Store Financial and Instaloans each hold dominant positions in key markets. We have earned our position as one of Canada's leading providers of alternative financial services through our established commitment to excellence in customer service and a true commitment to solutions that meet our customers' everyday needs.

Cash Store Financial and Instaloans are recognized market leaders. Our growing range of financial products includes bank accounts, small-sum short-term loans, cheque cashing, payment protection, a pre-paid MasterCard® and Ria money transfers.

12
CS

1 CS
1
1 IL
1 CS
2
45 IL
65 CS
110
50 IL
81 CS
131
17 IL
19 CS
36
14 IL
20 CS
34
71 IL
129 CS
200
4 IL
10 CS
14
1 IL
3 CS
4
7 IL
20 CS
27
3 IL
12 CS
15

5

586

MILESTONES

# 2003

**57 CASH STORE FINANCIAL BRANCHES IN SEVEN PROVINCES**

**RAPID BRANCH EXPANSION INITIATED**

# Chairman's Report

FROM THE CHAIRMAN AND CHIEF EXECUTIVE OFFICER, GORDON J. REYKDAL

## In fiscal 2011, Cash Store Financial celebrated 10 years of success.

Fiscal 2011 was a good year. It was not our strongest year.

We have always been and continue to be proponents of industry regulation. But it is clear that more work needs to be done with regulators to build a stronger understanding of our business.

Revenue growth was strong; but it was not strong enough to fully offset the impact of rate caps.

Throughout the year we remained committed to our long-term vision to be the alternative financial services provider of choice in Canada and the United Kingdom.

This commitment required further investments in collections infrastructure, new product development, and investments in infrastructure to support our entry into the United Kingdom. Earnings for the period were impacted by $2.4 million in legal and professional fees for class action law suits, regulatory matters and a U.S. trademark infringement action against the Company.

Weaker than expected revenues combined with increased expenses resulted in lower earnings relative to previous periods.

## OUR RESULTS

Overall, we achieved revenue of $189.9 million for the twelve months ended September 30, 2011, up 6.1% from $179.0 million for the same twelve-month period last year. This growth was primarily attributable to strong growth in ancillary revenues, which continues to be a strategic focus for management.

For the twelve months ending September 30, 2011, ancillary revenues were up 26.3% to $53.3 million from $42.2 million for the same period last year. Ancillary revenue as a percentage of total revenue increased from 23.6% to 28.1%.

Net income for the period, before class action settlement costs and related taxes, was $11.3 million for the period ending September 30, 2011, down from $22.9 million for the same period last year. Including these costs, net income was $9.0 million for the period ending September 30, 2011, compared to $20.8 million for the same period last year.

The decrease in net income was primarily attributable to lower than expected revenues combined with long-term investments in collections infrastructure, investments in United Kingdom expansion infrastructure, new product development and regulatory administrative costs.

Earnings per share (diluted), before class action settlement costs and related taxes, were $0.64 per share, down from $1.31 for the same period last year. Including these charges, earnings per share (diluted) was $0.51 compared to $1.18 for the same period last year.

Same branch revenues for the 445 locations open since the beginning of October 2009 decreased by 5.1% to $356,250 from $375,400, due to lower than expected new customer acquisitions.

Branch operating income for the period ending September 30, 2011 was $55.0 million, down 10.7% from $61.6 million for the same period last year due to lower revenues and increased expenses from the addition of 44 new branches.

Our cash position was $19.3 million at September 30, 2011 compared to $19.6 million at September 30, 2010.

## A DECADE OF EXPERIENCE

In April 2010, Cash Store Financial celebrated 10 years of growth. In 2001, we started with one branch on the corner of 124th Street and 107th Avenue in downtown Edmonton, Alberta.

We have grown to 574 branches in over 200 communities across Canada. At year-end, we operated 12 branches in the United Kingdom.

This expansion of our branch infrastructure has been primarily organic, fully funded by operational cash flows.

The objective behind our rapid Canadian growth has been to secure a dominant market footprint during a period of regulatory uncertainty, when other competitors have been reluctant to enter the market.

On the basis of branch count we have achieved 36% market share. Our market penetration is strong.

Our objective now is to grow earnings through overall performance improvements to our existing branch network, especially the 45% of our branches that are still in the early stages of development. We will further strengthen the

7

contribution of ancillary revenues through the introduction and roll-out of new products.

## OUR FORMULA

We offer an open concept environment like a credit union or a bank.

Our customers appreciate the chance to do business in a private setting while sitting at a desk with one of our well-trained financial customer service representatives.

We provide the best customer service in the business. To ensure the safety of our associates, we deliver loan proceeds by cheque or to an optional debit or pre-paid credit card, or bank account that customers can access when it best suits their needs. These in-demand services are offered via an agency arrangement with a Schedule 1, federally chartered bank, DC Bank.

Our focus on the electronic delivery of funds is in-line with all other segments of the financial services sector.

## OUR EXPANDING RANGE OF SERVICES

To improve our ability to adapt to market and regulatory changes, it is critical that we expand the range of products that we offer and that we leverage the inherent distribution capacity of our retail network.

Continuing to increase the contribution of ancillary revenues beyond current levels is a priority focus for management.

We initiated our move in this direction in fiscal 2010 with the introduction of general-purpose bank accounts provided by DC Bank.

Consumers use these accounts for payroll deposits to reduce cheque-cashing fees or as a transactional account into which the proceeds of a payday loan can be transferred.

Having bank accounts as part of our product mix has enabled us to increase our focus toward attracting consumers interested in a long-term relationship.

In support of our increased emphasis on longer-term clientele, through fiscal 2011, we developed a new line of credit product that is being rolled out across our Canadian network on a phased basis. This product targets consumers with differing needs than our payday loan customers. It will rely on credit scoring.

In Calendar 2012, we also anticipate the introduction and testing of a term life insurance product. Our customers will be able to secure coverage that they deserve using a low cost, internet-based distribution platform.

This platform will allow for a quick and easy sign-up for customers when they are in our branches.

## COMMITMENT TO DIABETES

In October 2008, we made an ongoing commitment to raise $7.5 million for diabetes research at the Alberta Diabetes Institute (ADI), a globally recognized Canadian Centre of Excellence at the University of Alberta. To date we have raised and contributed $780,000 to diabetes research.

We continued to develop our Freedom Runs as a long-term platform to raise funds and to engage communities with the Cash Store Financial brand. In 2011, we conducted 32 Freedom Runs across the country.

This has been a Company-wide initiative that has received enthusiastic support from associates in every region of the country.

## LOOKING AHEAD

Although Fiscal 2011 was not our strongest year, we have not lost sight of our long-term strategic vision.

8

*As at September 30, 2011*

net income
(adjusted*, $ in millions)
$22.9
50.7%
$11.3
10
11
EPS
(diluted-adjusted*, $ in dollars)
$1.31
51.1%
$0.64
10
11
EBITDA
(adjusted*, $ in millions)
$59.2
17.2%
$49.0
10
11

# President's Report

FROM THE PRESIDENT AND CHIEF OPERATING OFFICER, BARRET J. REYKDAL

We are allowing our Canadian branch network to mature. **We are breaking new ground in the United Kingdom.**

Cash Store Financial is a young company and a strong business. Our outlook is solid. Reliable long-term growth can be achieved through continued improvements in our operations.

Fiscal 2011 was a year of continued adjustment. Although overall loan volume was up, same branch revenues and branch operating income were down. Revenue growth has not yet been sufficient to fully offset the impact of rate compression.

Going forward our focus is to secure strong Canadian growth by improving the performance of our younger branches within our existing branch network. We plan to achieve this by slowing the pace of new branch roll-outs in Canada, continuing to develop our operations management group and continuing emphasis on training for our branch associates.

For the 12 months ending September 30, 2011, we brokered record loan volume of $821.4 million, up 6.3% from $772.6 million for the same period last year. We achieved overall revenue of $189.9 million, up 6.1% from $179.0 million for the same period last year. This growth was primarily attributable to ancillary revenues that increased 26.3% to $53.3 million from $42.2 million. Consistent with our strategy, growth in ancillary revenues effectively served as a partial offset to rate compression.

Same branch revenues for the 445 locations open since the beginning of October 2009 decreased by 5.1% to $356,250 from $375,400, due to weaker than expected new customer growth. Branch operating income was $55.0 million, down 10.7% from $61.6 million for the same period last year.

## FOCUS ON THE U.K.

We have identified that the United Kingdom offers a receptive market with good potential to replicate some of our Canadian successes. At September 30, 2011, we had 12 branches operating in that market. Initial indications are that the growth potential of these locations is high.

In fiscal 2011, we dedicated requisite resources to support entry into the United Kingdom. We capitalized on our Canadian experience to train and prepare associates for a U.K.-based expansion. New branch openings will occur on a measured basis, financed by cash generated in that market.

We have opened a regional office in Stockport, located in Greater Manchester, and now have 130 local associates onboard.

## ANNUAL PRESIDENT'S FORUM

On an annual basis I conduct a national President's Forum during which I meet personally with every branch manager and every regional manager in the Company. The 2011 Forum was conducted in the second quarter.

As always, I was impressed by our managers' support for this Company and its vision. Our managers are eager to grow the business. Our plan is to provide them with the new products and the training they need to make that happen.

In addition to growing our payday loan business, we will build on our branch managers' enthusiasm to build long-term relationships with our customers. In the process, we will

*As at September 30, 2011*

branch operating income
($ in millions)
$61.6
$55.0
10.7%
10
11
same branch revenues
($ in thousands)
$375.4
$356.3
5.1%
10
11
loan volume
($ in thousands)
$772.6
$821.4
6.3%
10
11

11

increase the percentage contribution of ancillary products to overall earnings.

To achieve this, through Fiscal 2011, we placed substantial emphasis on the development of new products, including a line of credit. The line of credit will appeal to customers that have a need for a long-term alternative financial solution that is not typically available through traditional financial institutions.

Our new product tests and roll-outs will be supported by Company-wide road shows that emphasize product knowledge and product-specific sales strategies.

## EFFECTIVE TRAINING FOR ASSOCIATES

We have placed increased emphasis on the full integration of our "Coaches Program" through which each newly hired financial customer service representative is assigned an experienced branch manager that assists and assesses that associate from the first day of hire through to the completion of their probationary period.

The "Coaches Program" is complemented by Cash Store Financial College, an on-line training platform that enables us to centrally track training completion rates and scores on a range of course materials that focus on sales and marketing, product knowledge and compliance.

All of our key messages are reinforced throughout all levels of the Company through Cash Store Financial TV, our on-line daily news network.

Through fiscal 2012, operations will maintain its focus on maturing our existing branch network by providing our managers and financial customer service representatives with more tools to help them better do their jobs.

Our business is strong. We have a strong complement of financial customer service representatives that are supported by a team of well-trained and committed managers.

Through their commitment, our forward outlook remains positive.

Barret J. Reykdal
*President and Chief Operating Officer*

branch count
(as of June 30 2002 - September 30, 2011)
20
57
108
277
338
358
384
424
544
586
02
03
04
05
06
07
08
09
10
11

associate count
(as of June 30 2002 - September 30, 2011)
75
258
428
1100
1300
1390
1500
1600
2000
2300
02
03
04
05
06
07
08
09
10
11

12

## Our Associates

These associates have made meaningful contributions to the Company's rapid growth. **They are an inspiration to their peers.**

**"I really enjoy our culture and how focused everyone is on succeeding together. People here are talented and aren't afraid to teach others. I personally have learned from people at every level of the organization from FCSRs to the CEO himself."**

## Renee **Berlingo**

GENERAL MANAGER OF TRAINING, CORPORATE OFFICE, Edmonton, Alberta

Renee is proof of the many opportunities for growth and advancement with the Company. She started with the Company as a Customer Service Representative at branch C16 in 2002. In 2003 she was promoted to Branch Manager. It was during this time she dedicated herself to training new associates within the region. Over the years, she has moved up through various General Manager positions and in 2010, she was appointed General Manager of Training.

15

MILESTONES

# 2004

NAMED 28TH IN PROFIT HOT 50, DEFINITIVE RANKING OF EMERGING CANADIAN GROWTH COMPANIES

RANKED #6, ALBERTA'S 30 FASTEST GROWING COMPANIES

OVER 550 ASSOCIATES / ADDED 250 FULL-TIME POSITIONS

## Vision to be the Best

# We are a team of motivated, knowledgeable associates **dedicated to:**

**PROVIDING** SUPERIOR SERVICE AND INNOVATIVE PRODUCTS

**BUILDING** A PARTNERSHIP WITH OUR CUSTOMERS

**BEING** AN ALTERNATIVE FINANCIAL PROVIDER TO TRADITIONAL BANKS

**SERVING** THE NEEDS OF EVERYDAY PEOPLE

**GROWING** A PROFITABLE ORGANIZATION

We cash them all!
without any holds or hassles

**"The best part has been all the people I've worked with. It's amazing how many individuals I've worked with who are still behind the counters trying to make this Company the best in the market place!"**

## Renel **Doucet**

DIVISIONAL VICE PRESIDENT – DIVISION 4,
Nova Scotia

In 2003, Renel was hired as the Branch Manager of our very first Cash Store Financial in Nova Scotia. With his drive and determination, Renel was promoted to Regional Manager for both Nova Scotia and Newfoundland. Renel's strong work ethic contributed to the success of the branches in his region, and in 2007 he accepted a well-deserved promotion to Divisional Vice President. Renel has lent his leadership skills to assist his associates to be the best they can be and says this is the best part of his job.

MILESTONES

17

# 2005

ACQUIRED 99 INSTALOANS BRANCHES

LISTED ON THE TSX

IMPLEMENTED A VOLUNTARY PROHIBITION ON ROLL-OVERS BEFORE BEING REGULATED

NAMED "TOP JOB CREATOR" – PROFIT HOT 50

RANKED #2 – ALBERTA'S FASTEST GROWING COMPANIES

## Four Core Values

# honesty

WE ARE HONEST WITH OUR CO-WORKERS AND THE PEOPLE WE DEAL WITH.

# integrity

A WAY OF CONDUCTING ONE'S LIFE AND THE ABILITY TO OPERATE ETHICALLY IN ALL CIRCUMSTANCES AT ALL TIMES.

# loyalty

THE COMPANY IS LOYAL TO YOU, YOU ARE LOYAL TO THE COMPANY, AND ABOVE ALL, WE ARE LOYAL TO OUR CUSTOMERS.

# teamwork

WE CAN DO IT TOGETHER.

**"I have stayed with CSF because I feel valued, as an employee and as a person. I have such admiration for the openness of the Company. Everyone is a part of a team with a vision of helping everyone that walks through the door."**

## Kim **Hill**

REGIONAL MANAGER, REGION 62, British Columbia

Kim joined the Company as Branch Manager for Instaloans 706 in 2003, a position she held until her well-deserved promotion to Regional Manager in 2011. As a team player Kim is a source of inspiration to her peers. She is proud to share the knowledge she has gained over the past eight years and believes firmly that we are only as good as the people we surround ourselves with. Kim not only believes in the Company's core values, she exemplifies them.

MILESTONES

19

# 2006

RANKED #1 - ALBERTA VENTURE MAGAZINE'S FAST 50 LIST

GORDON REYKDAL NAMED ENTREPRENEUR OF THE MONTH – PROFIT 100

BARRET REYKDAL NAMED A SIZZLING TWENTY UNDER 30

CELEBRATED 5TH YEAR IN OPERATION

EXPANSION OF CHEQUE CASHING BUSINESS

# Code of Conduct

## respect your customers

TREAT THEM WITH DIGNITY AND COURTESY AT ALL TIMES.

## respect your associates

TREAT THEM AS YOU WOULD LIKE TO BE TREATED.

## respect yourself

WORK HARD AND USE GOOD, ETHICAL JUDGMENT IN EVERYTHING YOU DO.

## respect the law

IT IS THERE TO PROTECT US AND OUR CUSTOMERS.

**"I work each day with positive staff who help motivate me. They make my job so much easier through their dedication."**

## Rosanne **Winstanley**

REGIONAL MANAGER, REGION 44, Nova Scotia

Rosanne started with the Company in 2004 as a full-time Financial Customer Service Representative for C126. Within the next two years, she was promoted to Branch Manager. Rosanne took on the Branch Manager position with zeal and learned everything she could. Her motivation quickly led to a promotion to Regional Manager. Rosanne's positive attitude is reflected in her team's success.

MILESTONES

# 2007

**RANKED #1 "CANADA'S FASTEST GROWING COMPANY" - PROFIT MAGAZINE**

**RANKED #3 IN THE TOP 25 PERFORMERS WITH REVENUE GROWTH GREATER THAN $25 MILLION - ALBERTA VENTURE'S THE FAST 50**

**DECLARED FIRST QUARTERLY CASH DIVIDEND OF $0.025 PER COMMON SHARE AND A SPECIAL CASH DIVIDEND OF $0.075 PER COMMON SHARE**

**EMPLOYED 1390 ASSOCIATES**

21

# We are committed to making sure that **all of our customers are treated fairly.**

## In this regard, we:

**DISCLOSE** ALL COSTS, INCLUDING DEFAULT AND INTEREST CHARGES

**PROTECT** OUR CUSTOMERS' PRIVACY

**ALLOW** OUR CUSTOMERS TO RESCIND THEIR LOAN WITHIN 24 HOURS

**REFUSE** TO GRANT ROLLOVERS

**ADVANCE** LOANS ONLY UP TO AN APPROVED MAXIMUM

**EMPLOY** COLLECTION PRACTICES THAT ARE FAIR AND IN FULL COMPLIANCE WITH PROVINCIAL REGULATIONS

**"The Training Coach role and the Business Improvement Team helped me to grow as a Branch Manager and to prepare for the Regional Manager position."**

## Dawna **Storey**

REGIONAL MANAGER, REGION 50, Ontario

Dawna started with the Company in 2006 as a Branch Manager in Peterborough. Two years later she was asked to open another branch. She became involved in the Training Coach role in 2009 and then joined the Branch Improvement Team in 2010. Dawna says it has been a fantastic journey. She loves the fast pace of the Cash Store Financial Team.

23

MILESTONES

# 2008

SOLIDIFIED 25% OF CANADA'S ALTERNATIVE FINANCIAL SERVICES MARKET

RANKED 15TH ON THE PROFIT 100 RANKING OF CANADA'S FASTEST GROWING COMPANIES - PROFIT MAGAZINE

COMMITTED TO RAISE $7.5 MILLION FOR DIABETES RESEARCH

## Long Service Awards

# We acknowledge and celebrate **our long-serving associates for their dedication.**

## FIVE YEAR AWARD RECIPIENTS

Laurie Acker
Natasha Andow
Natasha Bellefeuille
Sarah Bellerose
Cynthia Bennett
Meranda Bernard
Rena Bessette
Michael Bezanson
Nancy Bland
Matthew Brisson
Nichola Carter
Rino Castelli
Michelle Chalifoux
Kimberley Clark
Tracy Clements
Maggie Coulter
Silvia Daniele
Brad Dedrick
Sherry Desaulniers
Tina Devaney
Maria Fedosov
Paul Fetter
Danielle Finoro
Jodie Garrow
Mindee Gatzke
Laura Goldsbury
Colleen Goudreau
Angela Harkness
Jacqueline Hawryluk
Lindsay Hewitt
Natasha Hill
Diane Hoffman
Terri Hutchings
Sherry Jewer
Bill Johnson
Melanie Jolley
Travis Kendall
Sabaf Khan
Allison King
Jason Krefting
Mandy Lapointe
Audrey Lucier
Terry Lyons-Schram
Jenna Malinoski
Melodie Masters
Robyn Mcknight
Donna Mead
Kristen Mitchell
Jamie Morrison
Amanda Mosher
Joanne Nelson
Michelle Nielsen
Heidi Pacheco
Kerri Palumbi
Crystal Paul
Beverley Penney
Julie Perry
Werner Pietrzyk
Sean Puls
Rhonda Racicot
Tahera Rahman
Teresa Rose
Eva Ruchet
Glendale Sabatin
Mike Shaughnessy
Kelsa Shaw
Frank Spagnuolo
Elisabeth Tabios
Michelle Tye
Kristin Vansil
Sharon Watson
Kristin Westersund
Steve Whitehouse

5 year award recipient
*start date must be before May 31, 2006*

## THREE YEAR AWARD RECIPIENTS

Yasir Abubakar
Heidi Alexcee
Brandi Antinozzi
Jessica Arnott
Mark Atkins
Marlise Aveyard
Nicole Bates
Pilar Bautista
Colleen Belanger
Amanda Bemma
Paula Berry
Alicia Bluda
Catherine Botham
Marie Bourguignon
Careena Broughton
Crystal Brownlee
Elizabeth Buerger
Desiree Butler
Amy Campbell
Miranda Cartier
Angela Cauley
Wendy Chrisp
Lauren Clare
Natasha Cole
Cassie Cormier
David Costain
Shauna Creasy
Gregory Cutler
Mark Dormuth
April Doucette
Cora Drake
Miranda Duguay
Lindsey Dutchak
Carlene Edwards
Shannon Evans
Janet Falconer
Colleen Fallis
Rachel Faulkner
Tammy Fitzpatrick
Candice Frewin
Robin Fronteddu
Natalie Fruck
Keith Gapara
Rochelle Gerwautz
Ali Gohar
Shelley Good
Pam Goodwin
Natasha Grant
Tammy Green
Amanda Guthro
Maureen Hales
Nicole Hand
Aimee Hauck
Amanda Hemmelgarn
Kim Hume
Heather Ingram
Jamie Jack
Beth Johnson
Stephanie Johnston
Lisa Jones
Catharine Joyce
Paula Kelly
Bernadette Kent
Mona Keyes
Julianne King
Misty King
Lisa Klienwachter
Cheryl Klockow
Marta Koczan
Ashley Koochin
Amanda Kyle
Waylon Lafreniere
Eleanor Laloyaux
Brooke Lamka
Pamela Langer
Roselie Larocque
Jessica Latimer
Kathleen Leary
Nancy Lefevre
Angela Lewis
Angela Lewkoski
Nicole Loudon
Shaylene Lucier
Ian Macdonald
Shabnam Mahmood
Aliya Mahmud
Shauna Manning
Rob Mathews
Kim Melenchuk
Ashley Miller
Jennifer Miller
Jenna Miller
Alia Mohamed
Najma Mohamed
Tracy Nadiger
Mouayed Naman
Crystal Neufeld
Denise Noseworthy
Natasha O Brien
Tina Osmond
Pamela Panagapko
Joanne Parsons
Sara Penman
Tamara Pifer
Edelyn Piorque
Dayna Plamondon
Joshua Polchak
Trisha Dawn Powell
Melissa Ramnaraine
Tina Randell
Sandra Rayman
Rawnie Reynolds
Jeannie Robertshaw
Jody Robinson
Jeri-Lyn Rombs
Justin Sabalvaro
Allan Sadowsky
Alysha Samec
Leah Saquing
Lara Schaufelberger
Tammy Schwemler
Amber Sharpe
Katelin Shaughnessy
Renita Shaw
Kyle Shelby
Stacy Shenfield
Dawn Slater
Michelle Slaven
Anita St. Pierre
Noelle Stephens
Patrick Strand
Charlene Strub
Shelvonne Thompson
Tanasa Tyler
Helen Umolac
Kayla Van Dyk
Sammy Warsame
Susan Weller
Jade Wightman
Yue XuWanda Platt
Wendy Campbell
Yi Zheng

3 year award recipient
*start date must be before May 31, 2008*

25

MILESTONES

# 2009

**SURPASSED 400 BRANCHES**

**LAUNCHED CSFTV**

**FIRST FREEDOM RUNS LAUNCHED**

## Our Commitment to Diabetes

# Cash Store Financial has always been committed **to the communities that we serve.**

START
FINISH
3870

In October 2008, we made a commitment to raise $7.5 million for diabetes research. Diabetes affects Canadians of all walks of life in every community across this country.

We are leveraging our network of 574 branches not just as a fundraising vehicle but as a conduit for education and disease prevention. To date we have raised and contributed $780,000 to diabetes research.

In fiscal 2011, through partnerships with the Alberta Diabetes Foundation and the Canadian Diabetes Association, we held 32 Freedom Runs across the country. Pledges and registration fees were directed toward research initiatives across the country.

## THREE DIABETES INITIATIVES RECENTLY FUNDED BY CASH STORE FINANCIAL

**Clinical Research Unit**

Critical to finding ways to cure and prevent diabetes is the testing of research on live humans. To make this possible, in the summer of 2011, the Alberta Diabetes Institute opened its Clinical Research Unit. In this state-of-the-art clinical facility controlled human trials can be conducted in the presence of world leading experts at the Institute. The research undertaken at this facility will lead to a cure.

**Research Grants**

Three research grants, each worth $80,000, have been awarded to the Alberta Diabetes Institute's scientists to assist with Type 1 and Type 2 diabetes research. These grants are directed toward projects that would not typically receive government funding but have real potential to jump start research toward a cure.

**Islet Cell Bank**

Islet cells are produced in the pancreas and secrete insulin which is essential to regulating blood sugar levels. When a person's blood sugar gets too high, they are at risk of getting diabetes. Providing researchers with access to islet cells is critical to the advancement of diabetes research.

IsletCore Canada is a specialized facility which serves as a "bank" in which islet cells are stored for future research purposes. It is one of only a few facilities of its kind in the world. By making sure that Canadian researchers have a steady supply of islet cells, the Alberta Diabetes Institute is accelerating the race toward a cure, and keeping Canada front and centre in this pursuit.

MILESTONES

27

# 2010

**FIRST BRANCH OPENED IN THE UNITED KINGDOM**

**SURPASSED 500 BRANCH COUNT**

**LISTED ON THE NEW YORK STOCK EXCHANGE**

**ENTERED AGREEMENT WITH RIA FINANCIAL SERVICES TO SUPPLY MONEY TRANSFERS**

**LAUNCHED BANK ACCOUNTS THROUGH AGENCY AGREEMENT WITH DC BANK**

Management’s Discussion and Analysis
For the three and twelve months ended September 30, 2011

INTRODUCTION

The following management’s discussion and analysis (“MD&A”) should be read in conjunction with The Cash Store Financial Services Inc.’s (“Cash Store Financial” or the “Company”) audited consolidated financial statements for the twelve and fifteen months ended September 30, 2011, and September 30, 2010 which are available at SEDAR (www.sedar.com) and at the United States Securities and Exchange Commission website (www.sec.gov).

All figures are presented in Canadian dollars and are reported in accordance with Canadian generally accepted accounting principles.

This MD&A is dated as of November 16, 2011.

BUSINESS PROFILE AND STRATEGY

This section contains forward-looking statements.  See Cautionary Statement Regarding Forward-Looking Information located at the end of this MD&A.

Cash Store Financial is an alternative to traditional banks, providing short-term advances and other financial services, to serve the needs of everyday people in Canada through our two branch banners: Cash Store Financial and Instaloans.  Cash Store Financial and Instaloans act as brokers and lenders to facilitate short-term advances and to provide other financial services to income-earning consumers. We also provide a range of financial products that are not supplied by traditional financial institutions. As of September 30, 2011, we owned and operated 586 branches in nine Canadian provinces, two Canadian territories and the United Kingdom (the “UK”).  Our workforce is dynamic and we operate within a performance-based culture.  We employ approximately 2,300 associates across Canada and the UK.  Cash Store Financial is the only broker and lender of short-term advances and provider of other financial services in Canada that is publicly traded on both the Toronto and New York Stock Exchanges. Cash Store Financial trades under the symbol “CSF” on the Toronto Stock Exchange and under the symbol “CSFS” on the New York Stock Exchange.

Our business is based on the recognition that the needs of a segment of the Canadian and UK population are not being properly serviced by traditional financial institutions. Our strategic objective is to establish Cash Store Financial and Instaloans as the provider of choice, in the jurisdictions in which we operate, for short-term advances and other financial services by offering a wide range of products, a high level of customer service and convenient locations and hours of operation.

In addition to meeting our customers’ needs by providing small, short-term loans which can be accessed quickly, we also offer financial product insurance, cheque cashing products, bank accounts, money transfers, pre-paid master cards, debit cards, and prepaid phone cards.

A key component of our long-term business strategy has been product diversification.  This strategy has and should continue to assist us in offsetting downward pressure on revenue and earnings resulting from provincially regulated rate caps on payday loans.  In the third quarter of 2010, through an agency agreement with DC Bank, a federally regulated Canadian Schedule 1 bank, we introduced a basic deposit account product. A new premium bank account product that features unlimited free cheque cashing and free on-line bill payments was introduced in late Q2 2011. Both types of account are insured by the Canada Deposit Insurance Corporation. On a national basis, consumer acceptance of both products has been high.

Cash Store Financial’s strategic priorities are:

Accelerate Direct Lending Model

•	Reducing our cost of capital.

Introduce Additional New Products and Services

Growing existing product lines and implementation of new product initiatives

•	Providing superior service in relation to existing product offerings; and

•	Accelerating revenue growth through further new product initiatives.

Continue to Grow Canadian Operations

Driving market penetration

•	Maximizing the potential of our expanding branch network;

•	Continuing to focus on improving Branch Operating Income (“BOI”) margins for all our branches;

•
Continuing to educate, motivate and improve the performance of our associates through an integrated communication and training strategy that includes Cash Store Financial College, Cash Store FinancialTV and our annual President’s Forum with every branch manager; and

•	Providing strong leadership through in-the-field, hands-on involvement of senior management and getting back to the basics throughout the Company.

New branch openings

•
Further expanding our position in the Canadian alternative financial services industry through organic growth into underserved communities based on new branch profitability or via the acquisition of existing operators.

Pursue International Expansion

•	Aggressive expansion of our network in the UK; and

•	Establish infrastructure in the UK to facilitate aggressive expansion.

Cash Store Financial has recognized its corporate responsibility to contribute to the communities in which we do business. In 2008, we partnered with the Alberta Diabetes Foundation to raise $7.5 million for research to be undertaken at the Alberta Diabetes Institute, a globally-recognized centre of research excellence. In 2010 the Company was one of 16 companies recognized with a “Roll of Honour” award by the Alberta Association of Fund Raising Executives. The “Roll of Honour” award celebrates extraordinary commitment and contributions to the non-profit sector from corporate citizens and individuals around Alberta. In calendar 2011, Cash Store Financial hosted 33 “freedom” runs across Canada.

Selected Annual Information

		Twelve Months	Fifteen Months	Twelve Months
Thousands of dollars, except for per share amounts and branch figures		Ended	Ended	Ended
Consolidated results		September 30	September 30	June 30
		2011	2010	2009
No. of branches	Canada	574	542	424
	United Kingdom	12	2	-
		586	544	424
Revenue
Loan fees		$136,623	$170,659	$122,572
Other income		53,276	49,859	27,933
		189,899	220,518	150,505

Branch expenses
Salaries and benefits		57,576	62,265	40,634
Retention payments		26,786	28,167	17,988
Selling, general and adminstrative		17,518	21,673	17,326
Rent		18,216	17,868	11,300
Advertising and promotion		5,440	5,535	3,971
Provision for loan losses		2,559	788	49
Depreciation of property and equipment		6,803	7,006	4,679
		134,898	143,302	95,947
Branch operating income		55,001	77,216	54,558

Regional expenses		16,750	13,359	8,169
Corporate expenses		18,266	21,127	16,627
Other amortization		2,112	2,055	1,333
Income before income taxes and class action settlements		17,873	40,675	28,429
Class action settlements		3,206	2,915	6,910
EBITDA *		24,514	48,100	28,583
Net income and comprehensive income		$9,042	$26,464	$14,647
Weighted average number of shares outstanding
- basic		17,259	16,913	17,958
- diluted		17,663	17,522	18,040
Basic earnings per share
Net income and comprehensive income		$0.52	$1.56	$0.82
Diluted earnings per share
Net income and comprehensive income		$0.51	$1.51	$0.81
Consolidated Balance Sheet Information
Working capital		$17,122	$14,980	$9,667
Total assets		121,839	115,045	83,796
Total long-term liabilities		9,082	9,882	2,959
Total liabilities		34,493	31,690	17,944
Cash dividends declared per share		0.46	0.54	0.20
Shareholders' equity		$87,346	$83,355	$65,852

*EBITDA – earnings from operations before interest, income taxes, stock-based compensation, depreciation of property and equipment and amortization of intangible assets.

OVERALL FINANCIAL PERFORMANCE

2011 Highlights and Outlook

This section contains forward-looking statements.  See “Cautionary Statement Regarding Forward-Looking Information” located at the end of the MD&A.

Thousands of dollars, except for per share amounts	Three Months Ended		Twelve Months Ended	Twelve Months Ended	Fifteen Months Ended
Consolidated results	September 30	September 30	September 30	September 30	September 30
	2011	2010	2011	2010	2010
Revenue	$47,181	$49,279	$189,899	$178,982	$220,518
Branch operating income	13,913	16,640	55,001	61,592	77,216
Net income
Before class action expenses net of normalized tax	2,035	7,682	11,277	22,867	28,508
Net income and comprehensive income	2,035	7,682	9,042	20,824	26,464
Earnings before interest, taxes, depreciation, amortization, class action
expenses and effective interest component of retention payments	11,319	16,476	49,005	59,155	73,971
Earnings before interest, taxes, depreciation and amortization	6,207	11,132	24,514	37,375	48,100
Diluted earnings per share
Before class action expenses net of normalized tax	$0.12	$0.42	$0.64	$1.31	$1.63
Net income and comprehensive income	$0.12	$0.42	$0.51	$1.18	$1.51

Net income and comprehensive income for the twelve months ended September 30, 2011, was $9.0 million (after removing class action settlement costs and related taxes was $11.3 million), compared to $20.8 million (after removing class action settlement costs and related taxes was $22.9 million) for the twelve months ended September 30, 2010.

Net income and comprehensive income was $26.5 million (after removing class action settlement costs and related taxes was $28.5 million) for the fifteen months ended September 30, 2010.

Diluted earnings per share were $0.51 for the twelve months ended September 30, 2011 ($0.64 after removing class action settlement costs and related taxes), compared to $1.18 ($1.31 after removing class action settlement costs and related taxes) for the twelve months ended September 30, 2010.  Loan volumes and loan fees were lower than anticipated leading to lower than expected earnings during the year in addition to an increase in expenditures relating to regulations and increased infrastructure costs associated with collections, future expansion in the UK and new product additions.

Diluted earnings per share were $1.51 ($1.63 after removing class action settlement costs and related taxes) for the fifteen months ended September 30, 2010.

Significant factors impacting the twelve months results as compared to the trailing twelve month results of 2010 and fifteen month results of 2010 include:

•
Revenue increased by 6.1% comparing the twelve months ended September 30, 2011 and 2010. For the year ended September 30, 2011 compared to the fifteen months ended September 30, 2010 overall revenue decreased by 13.9%;

•
Loan fees decreased slightly by 0.1% comparing the twelve months ended September 30, 2011 and 2010. The slight decrease is as a result of decreases in same branch loan volumes, same branch revenues as it relates to loan fees, rate compression in Manitoba, and Nova Scotia offset by 44 new branches. Loan fees were down 19.9% to $136.6 million for the year compared to $170.7 million for the fifteen months ended September 30, 2010 given decreases in same branch loan volumes, same branch revenues as it relates to loan fees, rate compression in Manitoba, Nova Scotia and Ontario and three fewer months of reported results given change in year-end.  The effect of rate compression reduced our rates by 4.1%, 0.8% and 3.4% in Manitoba, Nova Scotia and Ontario respectively;

•
Other revenue increased by 26.2% or $11.1 million when comparing the twelve months ended September 30, 2011 and 2010 reflecting continued success on our product diversification strategy.  As a percentage of total revenue, other revenue increased to 28.1% from 23.6% or a 19.0% increase when comparing the twelve month periods.When comparing the year ended September 30, 2011 to the fifteen months ended September 30, 2010 we grew other revenues by 6.9% to $53.3 million.  For the year ended September 30, 2011 other revenues was 28.1% of total revenue compared to 22.6% for the fifteen months ended September 30, 2010 or a 24.1% increase;

•
Loan volumes increased by 6.3% from $772.6 million comparing the twelve months ended September 30, 2011 and 2010, as a result of branch openings. Loan volumes for the year ended September 30, 2011 were down 12.5% to $821.4 million as compared to the fifteen month period ended September 30, 2010 as a result of reduced volumes, rate compression in Manitoba, Nova Scotia and Ontario and three fewer months of reported results due to the change in year-end;

•	Earnings decreased by $4.3 million for the year as a result of a drag on earnings from new branch openings;

•
Retention payments increased by $3.7 million or 16.1% comparing the twelve months ended September 30, 2011 and 2010 as a result of the effects of rate compression in the regulated provinces. Retention payments decreased by $1.4 million for the year ended September 30, 2011 when compared to the fifteen months ended September 30, 2010. The decrease is due to three fewer months of reported results given the change in year-end;

•
Provision for loan losses for on-balance sheet lending increased $1.8 million for the year ended September 30, 2011 compared to the fifteen months ended September 30, 2010 as a result of a full year’s lending compared to one quarter in the twelve months last year. Comparing the twelve months ended September 30, 2011 and 2010 the provision for loan losses increased by $1.8 million;

•
Branch selling, general and administration (“SG&A”) increased by 1.5% when comparing the twelve months ended September 30, 2011 and 2010.  During the year and for comparative quarters certain fees that were previously recorded as an increase to SG&A have been reclassified to other income.  Branch SG&A costs decreased $4.2 million for the twelve months ended September 30, 2011 compared to the fifteen months ended September 30, 2010 given cost containment measures at the branch level and three fewer months of reported results given the change in year-end;

•
Corporate expenses increased by 7.6% when comparing the twelve months ended September 30, 2011 and 2010 as a result of increased professional and legal fees, UK expansion costs, and increased corporate salary costs. Corporate expenses decreased by $2.9 million for the year ended September 30, 2011 when compared to the fifteen months ended September 30, 2010 due to three fewer months of reported results given the change in year-end offset by increased professional and legal fees, UK expansion, and increased corporate salary costs;

•
Regional expenses increased by 50.2% when comparing the twelve months ended September 30, 2011 and 2010 given enhancements to collection infrastructure, a reorganization at the regional and division vice president level and infrastructure additions in both Canada and the UK. Regional expenses increased by $3.4 million for the twelve months versus the fifteen months given enhancements to collection infrastructure, a reorganization at the regional and division vice president level, infrastructure additions in both Canada and the UK offset by three fewer months of reported results given the change in year-end;

•	Revenues decreased in Manitoba and Nova Scotia by $2.3 million and $578,000 respectively for the twelve months as a result of rate compression; and

•	Working capital increased by $2.1 million for the year ended September 30, 2011 compared to last year.

Our EBITDA was $24.5 million for the year ended September 30, 2011, compared to $37.4 million for the twelve months ended September 30, 2010. This decrease is due to rate compression, reduced loan volumes, increased regional and corporate infrastructure costs compared to the same period last year partially offset by increases in other revenues. EBITDA, adjusted to remove class action settlements and the effective interest component of retention payments, was $49.0 million for the year, compared to $59.2 million in the twelve month period ended September 30, 2010.

EBITDA for the fifteen months ended September 30, 2010 was $48.1 million. This decrease in the current year compared to the fifteen month period ended September 30, 2010 is due to the same reasons noted above for the twelve months and three fewer months of reported results given the change in the year-end periods. EBITDA, adjusted to remove class action settlements and the effective interest component of retention payments, was $74.0 million for the fifteen month period ended September 30, 2010.

The implementation of provincial industry rate regulations commenced in August 2009 and continued through until March 2010.  Rate regulations have been implemented in British Columbia, Alberta, Ontario, Manitoba and Nova Scotia, representing markets in which 86% of our branches are located.  Although we have experienced a decrease in our margins as a result of provincial rate caps, we continue to view regulation as positive for the industry and critical to our long-term growth and success.

Product and revenue diversification initiatives continue to generate positive results. Revenue from other services (including fees from bank accounts, financial product insurance, pre-paid master cards, debit cards, money transfers, cheque cashing and prepaid phone cards) increased to $53.3 million in the year, up $11.1 million from $42.2 million in the twelve months ended September 30, 2010.  We have made significant improvements in products and services which complement our existing product lines.  We will continue to progress towards our objectives of diversifying our revenue stream with products which enhance and augment our core products, and increasing the value generated from our existing suite of products. When comparing to the fifteen month ended September 30, 2010 our revenue from other services went up $3.4 million.

There has been a significant realignment of the regional and senior management structure of our operations group.  We expect that these changes will lead to strong growth in future periods. Further expansion of our infrastructure will take place in order to facilitate our aggressive growth plans in the UK.

SELECTED FINANCIAL INFORMATION

				Twelve Months	Twelve Months	Fifteen Months
Thousands of dollars, except for per share amounts and branch figures		Three Months Ended		Ended	Ended	Ended
Consolidated results		September 30	September 30	September 30	September 30	September 30
		2011	2010	2011	2010	2010
No. of branches	Canada	574	542	574	542	542
	United Kingdom	12	2	12	2	2
		586	544	586	544	544
Loan volumes
Loan fees included		$201,720	$216,027	$821,401	$772,617	$938,483

Revenue
Loan fees		$33,552	$36,195	$136,623	$136,782	$170,659
Other income		13,629	13,084	53,276	42,200	49,859
		47,181	49,279	189,899	178,982	220,518

Branch expenses
Salaries and benefits		14,490	13,698	57,576	51,293	62,265
Retention payments		6,245	6,934	26,786	23,067	28,167
Selling, general and administrative		4,156	4,545	17,518	17,262	21,673
Rent		4,656	4,219	18,216	14,786	17,868
Advertising and promotion		1,398	1,223	5,440	4,475	5,535
Provision for loan losses		580	454	2,559	756	788
Depreciation of property and equipment		1,743	1,566	6,803	5,751	7,006
		33,268	32,639	134,898	117,390	143,302
Branch operating income		13,913	16,640	55,001	61,591	77,216

Regional expenses		4,523	2,358	16,749	11,149	13,359
Corporate expenses		5,177	5,026	18,266	16,972	21,127
Other depreciation and amortization		570	13	2,112	1,484	2,054
Income before income taxes and class action settlements		3,643	9,243	17,874	31,987	40,676
Class action settlements		-	-	3,206	2,915	2,915
EBITDA *		6,207	11,132	24,514	37,375	48,100
Net income and comprehensive income		$2,035	$7,682	$9,042	$20,824	$26,465
Weighted average number of shares outstanding
- basic		17,407	17,071	17,259	16,938	16,913
- diluted		17,643	17,533	17,663	17,547	17,522
Basic earnings per share
Income before class action settlement costs net of taxes		$0.12	$0.44	$0.64	$1.35	$1.69
Net income and comprehensive income		$0.12	$0.44	$0.52	$1.22	$1.56
Diluted earnings per share
Income before class action settlement costs net of taxes		$0.12	$0.42	$0.64	$1.31	$1.63
Net income and comprehensive income		$0.12	$0.42	$0.51	$1.18	$1.51
Consolidated Balance Sheet Information
Working capital		$17,122	$14,980	$17,122	$14,980	$14,980
Total assets		121,839	115,045	121,839	115,045	115,045
Total long-term liabilities		9,082	9,882	9,082	9,882	9,882
Total liabilities		34,493	31,690	34,493	31,690	31,690
Shareholders' equity		$87,346	$83,355	$87,346	$83,355	$83,355
*EBITDA – earnings from operations before interest, income taxes, stock-based compensation, depreciation of property and equipment and amortization of intangible assets.

FINANCIAL ANALYSIS

This analysis provides an overview of our financial results for the twelve months ended September 30, 2011, compared to the fifteen months ended September 30, 2010. Certain comparative figures have been reclassified to conform to the presentation adopted for the current period. Specifically, certain amounts that were previously recorded within SG&A expense have been reclassified to other income for all periods presented.

Branch Count

This section contains forward-looking statements.  See “Cautionary Statement Regarding Forward-Looking Information” located at the end of the MD&A.

At September 30, 2011 we had a total of 586 branches in operation, an increase of 42 branches, compared to 544 branches at the end of the last year. During the year, 44 new branches were opened, one branch was acquired and three branches were consolidated. Branch performance continues to be monitored and branch consolidations will occur when efficiencies can be achieved.

We increased our net number of branches by 42 over the year as compared to 93 over the twelve month period ended September 30, 2010 or 120 branches over the fifteen months ended September 30, 2010.  For the year ended September 30, 2011 we consolidated three branches compared to six branches for the fifteen month period last year. We reached our goal of having 12 branches in the UK by the end of this year.

Material factors that determine the number of branch openings include availability of suitable locations with suitable lease terms, branch performance within similar areas and favorable market rates. In the coming year, we will be aggressively growing our branch network in the UK. We anticipate adding minimal branches next year in Canada.

Revenue

For the year ended September 30, 2011, revenues increased by $10.9 million to $189.9 million or 6.1% as compared to the twelve months ended 2010 which is mainly due to record other revenue.  Loan volumes were $821.4 million in the year, up 6.3% from $772.6 million for the twelve months last year.  Loan fees for the year were down slightly by 0.1% to $136.6 million compared to $136.8 million for the twelve month period last year.  The slight decrease is as a result of decreases in same branch loan volumes, same branch revenues as it relates to loan fees, rate compression in Manitoba, Nova Scotia and Ontario offset by 44 new branches.

As compared to the fifteen months ended September 30, 2011, revenues were down 13.9% compared to $220.5 million.  Loan volumes were $821.4 million in the year, down 12.5% from $938.5 million for the fifteen months last year.  Loan fees for the year were down 19.9% to $136.6 million compared to $170.7 million for the fifteen month period last year.  The loan fees were down in the year as a result of decreased loan volumes, rate compression and three fewer months of reported results given the change in year-end.

The implementation of cost of borrowing rate caps commenced in August 2009 and continued through until April 2011.  The following cost of borrowing rate caps are currently in place: Nova Scotia - $25 per hundred dollars loaned; British Columbia - $23 per hundred dollars loaned; Ontario - $21 per hundred dollars loaned; Manitoba - $17 per hundred dollars loaned; Alberta - $23 per hundred dollars loaned. We had an average loan fee of $25.30 per hundred dollars loaned prior to regulations. For the twelve and fifteen months year ended September 30, 2010, our average loan fee earned per hundred dollars loaned was $20.30. For the year ended September 30, 2011, our average loan fees earned per hundred dollars was $19.70.  This equates to a 3% reduction in loan fees earned.

The table below illustrates branch aging categories by year opened (twelve versus twelve months).

(Thousands of dollars, except branch figures)			Revenues			Average Revenue per Branch per Quarter
Year Opened		Number of Branches	September 30, 2011	September 30, 2010	% Change	September 30, 2011	September 30, 2010
2001	*	94	$35,402	$38,617	-8%	$94	$103
2002		13	6,367	7,274	-12%	122	140
2003		35	15,351	16,374	-6%	110	117
2004		52	20,762	21,941	-5%	100	105
2005		66	24,777	25,989	-5%	94	98
2006		50	17,945	19,020	-6%	90	95
2007	**	37	12,083	9,943	22%	82	67
2008		34	10,367	11,081	-6%	76	81
2009		48	12,340	11,567	7%	64	60
2010		112	26,900	15,093	78%	60	34
2011		45	5,732	-	100%	32	-
		586	188,026	176,899	6%	$80	$75
Consolidation of branches			128	880
Other			1,745	1,203
Continuing operations			$189,899	$178,982

* Instaloans branches were acquired by Cash Store Financial on April 22, 2005; they have been operating since 2001.

** EZ Cash branches were acquired by Cash Store Financial on April 26, 2010; they have been assumed on average to be operating since 2007.

Set forth below is a breakdown of our revenue that can be attributed to payday loans, segregated by loans internally originated and loans generated by third-party lenders. Types of revenue that can be attributed to the generation of payday loans include brokerage and loan fees, interest income and default fees.  For the year ended September 30, 2011, the following table summarizes the allocation of types of revenue segregated between internally originated loans and third-party funded loans:

	Third Party Funded	Internally
(thousands of dollars)	Loan	Originated Loan	Total
Loan fees	126,681	9,943	136,623
Interest	-	523	523
Default fees	3,429	150	3,579

Loan volumes related to internally originated loans increased to $41.4 million in the year from $7.9 million in the twelve month period last year.

For the fifteen month period ended September 30, 2010, the following table summarizes the allocation of types of revenue segregated between internally originated loans and third-party funded loans:

	Third Party Funded	Internally
(thousands of dollars)	Loan	Originated Loan	Total
Loan fees	169,363	1,297	170,659
Interest	-	23	23
Default fees	2,011	121	2,131

The following table depicts the split between loan fees, agency fees, and other revenues:

	Three	Three	Twelve	Twelve
(thousands of dollars)	Months Ended	Months Ended	Months Ended	Months Ended
	September 30	September 30	September 30	September 30
	2011	2010	2011	2010
Loan fees	$33,552	$36,195	$136,623	$136,782
Agency fees	12,308	9,916	46,809	31,472
Other	1,321	3,168	6,467	10,728
Total Revenue	$47,181	$49,279	$189,899	$178,982

When comparing the twelve months ended September 30, 2011 and 2010 overall loan fees decreased slightly by 0.1% given the decreases in same branch revenues as it relates to loan fees offset by the increased number of branches in operation during fiscal 2011.  For the twelve months ended September 30, 2011, loan fees were $136.6 million compared to $170.7 million for the fifteen months ended September 30, 2010.  The decline was due to three fewer months of reported results given change in year-end, decreases in same branch revenues as it relates to loan fees and decreases in same branch loan volumes.

Certain comparative figures have been reclassified to conform to the presentation adopted for the current period. Specifically, certain amounts previously recorded within SG&A expense have been reclassified to other income for all periods presented.

Revenue from other services (including fees from bank accounts, financial product insurance, pre-paid master cards, debit cards, money transfers, cheque cashing and prepaid phone cards) for the year was $53.3 million, up 26.2% from $42.2 million for the same period last year.  Agency fee income has increased significantly as a result of the introduction of new products and other product enhancements namely bank accounts. These new products and enhancements are part of our long-term strategy to diversify revenue streams by providing our customers with a broader suite of financial services and products. Other revenue increased 6.9% or 28.1% of total revenue, up from $49.9 million or 22.6% of revenue as compared to the fifteen month period ended September 30, 2010.

The most significant components of “other” revenue were agency fees at $46.8 million in the year, which represented 87.9% of other revenue for the year or a 17.8% increase in the year. Compared to the twelve month period last year, agency fees were $42.2 million or 74.6% of other revenue. Agency fees include fees earned from the provision of debit and prepaid credit cards and all other agency fees we earn from financial product insurance, money transfers and prepaid phone cards.  The largest contributor to the increase was the introduction of bank accounts being offered to our customers. For the year, 99% of customers who secured a loan also purchased one or more of the following optional financial services: bank accounts, financial product insurance, pre-paid master cards, and/or debit cards, which is similar to the twelve and fifteen months ended September 30, 2010.

For the fifteen month period last year, agency fees were $36.7 million or 73.6% of other revenue.  As a percentage of other revenue, these agency fees increased 19.3% in the year.

In the year ended September 30, 2011, the average loan size was $492 compared to $469 per loan for the twelve and fifteen month period last year.

Due to the seasonal nature of our business, we anticipate revenues will decrease next quarter as compared to the current quarter.

Same Branch Revenues

Same branch revenues for the 445 locations open since October 1, 2009 decreased by 5.1% as compared to the same twelve month period last year, with same branch revenues averaging $356,250 in the year compared to $375,400 in the same period last year. Same branch revenues decreased as a result of rate compression in Alberta, Manitoba and Nova Scotia and a drop in same branch loan volumes.  The corresponding decreases in same branch revenues for Alberta, Manitoba and Nova Scotia in total were $2.0 million, $2.8 million and $535,000 respectively in the year.

Also, same branch revenue, as it relates to the brokering of loans, was down 10.9% for the year as a result of loan fee rate compression in Alberta, Manitoba and Nova Scotia coupled with decreased loan volumes. The corresponding decreases in total same branch revenue, as it relates to the brokering of loans in Alberta, Manitoba and Nova Scotia were $3.2 million, $3.4 million and $710,000 respectively for the year ended September 30, 2011.

Branch Operating Income

BOI in the year was $55.0 million (29.0% of revenue), compared to $61.6 million (34.4% of revenue) for the twelve months ended September 30, 2010. BOI was $77.2 million (35.0% of revenue) for the fifteen month period last year.

BOI was down as a percentage of revenue as a result of decreased same branch revenues, increases in expenses due to the opening of 44 new branches adding to the drag on earnings, and provision for loan losses. The decreased margins and increased expenses have been partially offset by positive trending in revenues from other services.

BOI, by maturity level is outlined below (twelve months versus twelve months):

(Thousands of dollars, except branch figures)			BOI (Loss)		BOI % of Revenues

Year Opened		Number of Branches	September 30 2011	September 30 2010	September 30 2011	September 30 2010
2001	*	94	$14,915	$17,138	42.1%	44.4%
2002		13	2,905	3,332	45.6%	45.8%
2003		35	7,393	7,521	48.2%	45.9%
2004		52	9,111	9,179	43.9%	41.8%
2005		66	9,993	10,016	40.3%	38.5%
2006		50	6,804	7,253	37.9%	38.1%
2007	**	37	4,693	3,738	38.8%	37.6%
2008		34	4,070	4,226	39.3%	38.1%
2009		48	1,381	1,090	11.2%	9.4%
2010		112	(3,270)	(2,121)	-12.2%	-14.1%
2011		45	(2,585)	2	-45.1%	-
		586	55,410	61,374
Branches not yet open			(33)	(70)
Consolidation of branches			(104)	(122)
Other			(272)	409
Branch Operating Income			$55,001	$61,591

* Instaloans branches were acquired by Cash Store Financial on April 22, 2005; they have been operating since 2001.

** EZ Cash branches were acquired by Cash Store Financial on April 26, 2010; they have been assumed on average to be operating since 2007.

Expenses (excluding retention payments, depreciation, amortization and class action settlements)

Expenses increased by $19.6 million or 16.8% given the addition of 44 new branches, increased professional fees, increased collection infrastructure costs, increased provision for loan losses for on-balance sheet lending, an increase in regional and corporate infrastructure costs and costs associated with expanding into the UK when comparing the twelve months ended September 30, 2011 and 2010.  Expenses in the year have decreased to $136.3 million, compared to $142.6 million for the fifteen month period last year. The decrease is primarily due to three fewer months of reported results given change in the year-end periods which offset the addition of 44 new branches, increased professional fees, collection fees, increased provision for loan losses for on-balance sheet lending, an increase in regional and corporate infrastructure costs and costs associated with expanding into the UK.

Retention Payments

Third-party lender retention payments for the year totalled $26.8 million (3.3% of loans brokered), compared to $23.1 million (3.0% of loans brokered) for the twelve months ended September 30, 2010. Retention payments as a percentage of loan fees have increased to 19.6% in the year ended September 30, 2011, compared to 16.9% in the twelve month period last year. The increases as a percentage of loan fees and loans brokered are primarily as a result of rate compression. In the fifteen months ended September 30, 2010, retention payments were $28.2 million (3.0% of loans brokered). As a percentage of loan fees, retention payments have increased to 16.5% in the fifteen month period last year.

Depreciation and Amortization

Depreciation of property and equipment and amortization of intangible assets for the year totalled $8.9 million, compared to $7.2 million in the twelve month period ended September 30, 2010 and $9.1 million in the fifteen month period last year. Amortization increased for the year as compared to the twelve month period last year as a result of 44 new branches and a large scale refresh program for our mature branches.

Income Taxes

Our effective tax rate was 38.3% in the year, compared to 28.4% for the twelve month period last year and 29.9% for the fifteen month period last year. The effective tax rate is higher than the statutory tax rate of 28.0% due to adjustments for prior year immaterial errors.

LIQUIDITY AND CAPITAL RESOURCES

Our cash decreased by $348,000 to $19.3 million at September 30, 2011 compared to $19.6 million as of September 30, 2010.  Our cash, excluding restricted cash, decreased by $3.6 million to $13.0 million at September 30, 2011 compared to $16.7 million as of September 30, 2010. Significant items impacting cash in the year ended September 30, 2011 included:

•	Cash generated from operating activities, before non-cash operating items, of $20.8 million;

•
A $2.9 million increase in amounts due from suppliers, $2.4 million increase in prepaids, $2.0 million decrease in income taxes payable offset by a $2.8 million increase in amounts due to third-party lenders;

•	A $3.3 million increase in cash restricted for class action settlements. Subsequent to year-end all funds segregated for the BC class action were transferred to a third-party administrator;

•	Property and equipment and intangible asset expenditures of $10.0 million;

•	Cash required for on-balance sheet lending of $2.9 million;

•	Dividend payments of $7.9 million; and,

•	Issuance of common shares for proceeds from exercised options and warrants of $2.1 million.

At September 30, 2011, our working capital position totalled $17.1 million compared to $15.0 million as at September 30, 2010. We expect our cash to decrease in the future due to growth in our UK consumer loans receivable.

Consumer Loans Receivable

During the year, we increased our overall consumer loans receivable balance to $4.8 million from $4.5 million in the prior year. We internally originated all our loans in the UK.  Given our strategy of growth in the UK we expect amounts due from consumers will increase substantially in the coming year.

The benefit to us of originating loans is to reduce our cost of capital, thereby increasing our profitability. The most significant risk related to originating loans is that we assume the risk of default.

The aging of customer loans receivable is as follows:

	2011	2010
Consumer loans receivable, net of allowance for consumer loan losses
Current	$2,176	$3,410
1-30 days past due date	856	992
31-60 days past due date	531	306
61-90 days past due date	417	119
Greater than 90 days past due date	3,584	144
Consumer loans receivable	7,564	4,971
Allowance for consumer loan losses	(2,783)	(511)
	$4,781	$4,460

Due to certain banking process and collection restrictions we were unable to effectively process collections on accounts in the UK.  These issues were resolved on August 25, 2011.

On average, for internally originated loans 60.2% of our customers or $24.9 million of payday cash advances were paid in full on or before their due date for the year ended September 30, 2011 as compared to 49.1% of our customers or $3.9 million for the fifteen months ended September 30, 2010.

Normal Course Issuer Bid

On June 30, 2009, we announced our intention to make a normal course issuer bid (“Bid”) to purchase, through the facilities of the Toronto Stock Exchange, certain of our outstanding common shares. We repurchased no common shares (fifteen months ended September 30, 2010 - 387,799 common shares) during the year ended September 30, 2011 (at a cost of $3.3 million for the fifteen months ended September 30, 2010). Common shares purchased pursuant to the Bid were cancelled.

Contractual Obligations

Our contractual obligations over the next five years and thereafter are summarized in the table below. For additional information, see Notes 15 and 20 (a) of our audited consolidated financial statements for the year ended September 30, 2011:

Payments due by Period (amounts in thousands of $CAN)
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Capital (Finance) Lease Obligations	$1,443	$750	$693	$ -	$ -
Operating Lease Obligations	85,662	19,981	44,090	5,042	16,548
Total:	$87,905	$20,731	$44,783	$5,042	$16,548

SUMMARY OF QUARTERLY RESULTS

The financial results for each of the last eight quarters are summarized in the following table.

In general, more recent results have been negatively impacted by rate compression in the regulated provinces partially offset by growth in other revenue. There was an increase in overall revenues over prior periods due to our strategy of diversifying our other revenue. Branch expenses and overall expenses have also steadily increased due to an increased number of branches in operation and costs associated with growth in the UK, adding infrastructure at the regional and corporate levels, increased professional and legal fees related to regulatory matters, class actions, and other lawsuits, and continued costs associated with the class action settlements.

From a seasonality perspective, we believe that our revenues are generally stronger in the third and fourth quarters followed by the first and second quarter. In addition, quarterly results of operations are impacted by the number and timing of new branch openings.

										Twelve Months Ended
(thousands of dollars, except for per share amounts and branch figures)		2011				2010				September 30
		Q4	Q3	Q2	Q1	Q5	Q4	Q3	Q2	2011	2010
Consolidated Results
No. of branches	Canada	574	574	573	566	542	523	489	469	574	542
	United Kingdom	12	8	6	4	2	2	-	-	12	2
		586	582	579	570	544	525	489	469	586	544
Loan volumes
Loan fees included		$201,720	$204,616	$198,775	$216,290	$216,027	$205,659	$178,826	$172,105	$821,401	$772,617
Regulated definition (excluding loan fee upon regulation)		168,641	172,602	167,327	182,031	184,110	174,902	157,653	164,819	690,601	681,484
Loan fees excluded in regulated provinces		$168,641	$172,602	$167,327	$182,031	$181,071	$172,043	$149,357	$141,851	$690,601	$644,322
Revenue
Loan fees		$33,552	$33,944	$32,813	$36,314	$36,195	$35,161	$31,308	$34,118	$136,623	$136,782
Other income		13,629	14,983	13,246	11,418	13,084	11,699	9,351	8,066	53,276	42,200
		47,181	48,927	46,059	47,732	49,279	46,860	40,659	42,184	189,899	178,982
Branch expenses
Salaries and benefits		14,490	14,591	14,113	14,382	13,698	13,695	12,206	11,694	57,576	51,293
Retention payments		6,245	6,774	6,578	7,189	6,934	5,833	5,300	5,000	26,786	23,067
Selling, general and administrative		4,156	4,486	4,681	4,195	4,545	4,361	4,242	4,114	17,518	17,262
Rent		4,656	4,589	4,566	4,405	4,219	3,780	3,480	3,307	18,216	14,786
Advertising and promotion		1,398	1,313	1,303	1,426	1,223	1,170	1,023	1,059	5,440	4,475
Provision for loan losses		580	662	654	663	454	200	86	16	2,559	756
Depreciation of property and equipment		1,743	1,713	1,687	1,660	1,566	1,477	1,374	1,334	6,803	5,751
		33,268	34,128	33,582	33,920	32,639	30,516	27,711	26,524	134,898	117,390
Branch operating income		13,913	14,799	12,477	13,811	16,640	16,344	12,948	15,660	55,001	61,592
Regional expenses		4,523	4,169	3,863	4,194	2,358	3,173	2,864	2,754	16,748	11,149
Corporate expenses		5,177	4,795	4,255	4,039	5,026	4,513	3,703	3,730	18,266	16,972
Other depreciation and amortization		570	455	547	540	13	405	279	787	2,112	1,484
Net income before income taxes and class action settlements		3,643	5,380	3,812	5,038	9,243	8,253	6,102	8,389	17,874	31,987
Class action settlements		-	3,206	-	-	-	100	2,715	100	3,206	2,915
EBITDA*		6,207	4,547	6,260	7,500	11,132	10,325	5,275	10,643	24,514	37,375
Net income and comprehensive income		$2,035	$1,155	$2,500	$3,352	$7,682	$5,476	$2,199	$5,467	$9,042	$20,824
Basic earnings per share
Before class action expenses net of normalized tax		$0.12	$0.19	$0.15	$0.20	$0.44	$0.33	$0.23	$0.34	$0.66	$1.35
Net income and comprehensive income		$0.12	$0.07	$0.15	$0.20	$0.44	$0.32	0.13	$0.33	$0.52	$1.22
Diluted earnings per share
Before class action expenses net of normalized tax		$0.12	$0.19	$0.14	$0.19	$0.42	$0.31	$0.23	$0.32	$0.64	$1.31
Net income and comprehensive income		$0.12	$0.07	$0.14	$0.19	$0.42	$0.31	$0.13	$0.32	$0.51	$1.18
*EBITDA – earnings from operations before interest, income taxes, stock-based compensation, depreciation of property and equipment and amortization of intangible assets.

Certain comparative figures have been reclassified to conform to the presentation adopted for the current period. Specifically, certain amounts previously recorded within SG&A expense have been reclassified to other income for all periods presented.

Fourth Quarter

The fourth quarter of 2011 (July 1, 2011 to September 30, 2011) is used as the comparison to the fifth quarter of 2010 (July 1, 2010 to September 30, 2010) as they are comprised of the same calendar months.

Significant factors impacting the fourth quarter include:

•
Reductions in overall revenue of 4.3% for the three months ended September 30, 2011, compared to the same period last year due to a decrease in same branch revenues as it relates to loans fees. Revenue decreased in Manitoba by $883,000 in the quarter;

•
Loan fees were down 7.3% for the three months ended September 30, 2011, at $33.6 million compared to $36.2 million in the same period last year given decreases in same branch loan volumes, same branch revenues as it relates to loan fees and some rate compression in Nova Scotia.  The effect of rate compression reduced our rates by 21.6% in Nova Scotia;

•
Growth in other income of 4.2% to $13.6 million for the three months period ended September 30, 2011 when compared to the same period last year.  As a percentage of total revenue, other income increased to 28.9% from 26.6% or an 8.8% increase for the quarter.  Agency fee income was up $24.1 or $2.4 million in the quarter offset by decreases in other revenue of $1.8 million;

•	Loan volumes for the three months ended September 30, 2011 were down 6.6% to $201.7 million;

•	Earnings decreased by $476,000 in the quarter as a result of a drag on earnings from branches opened less than one year;

•	Retention payments decreased by $689,000 for the three months ended September 30, 2011 compared to the same period last year;

•	Provision for loan losses for on-balance sheet lending increased by $126,000 for the quarter ended September 30, 2011 compared to the same period last year;

•	Branch SG&A costs decreased $389,000 as a result of cost containment measures for the fourth quarter compared to the same period last year;

•
Regional expenses increased by $2.2 million related to increased collection related costs, a reorganization at the regional and division vice president level, enhancement of collection infrastructure and infrastructure additions in the UK;

•
Corporate expenses increased by $151,000 in the quarter due to the UK expansion and increased corporate salary costs as a result of infrastructure additions in marketing, training and new product development, increased director costs and increased legal fees; and

•	Working capital increased by $687,000 in the quarter compared to last year.

Our EBITDA was $6.2 million for the quarter, compared to $11.1 million for the same period last year.  This decrease in the current quarter is due to rate compression, reduced loan volumes, and increased regional and corporate infrastructure costs compared to the same period last year partially offset by increases in other revenues.

Net income for the quarter decreased to $2.0 million, compared to $7.7 million for the fifth quarter of 2010.  Diluted earnings per share for the quarter were $0.12 per share ($0.12 basic), compared to $0.42 per share ($0.44 basic) for the fifth quarter of 2010.

BOI for the quarter, by maturity level, is outlined below:

(Thousands of dollars, except branch figures)			BOI (Loss)		BOI % of Revenues
Year Opened		Number of Branches	September 30 2011	September 30 2010	September 30 2011	September 30 2010
2001	*	94	$3,502	$4,798	40.9%	48.5%
2002		13	756	997	47.9%	52.4%
2003		35	1,834	2,120	49.9%	50.2%
2004		52	2,125	2,429	42.5%	43.2%
2005		66	2,447	2,855	40.9%	42.0%
2006		50	1,583	1,864	37.0%	38.4%
2007	**	37	1,219	1,222	41.1%	38.1%
2008		34	1,039	1,308	41.1%	45.1%
2009		48	437	290	14.1%	9.2%
2010		112	(552)	(1,162)	-8.0%	-19.2%
2011		45	(796)	-	-35.4%	-
		586	13,594	16,721
Branches not yet open			(13)	(64)
Consolidation of branches			(3)	(48)
Other			335	31
Branch Operating Income			$13,913	$16,640

* Instaloans branches were acquired by Cash Store Financial on April 22, 2005; they have been operating since 2001.

** EZ Cash branches were acquired by Cash Store Financial on April 26, 2010; they have been assumed on average to be operating since 2007.

BOI has decreased 16.4% to $13.9 million in the quarter compared to $16.6 million in the fifth quarter of 2010.  The decrease was caused by rate compression, decreased loan volumes and same branch revenues and increased drag on earnings from new branches.

Revenue for the quarter decreased to $47.2 million, compared to $49.3 million for the fifth quarter of 2010 due to rate compression and decreases in same branch revenues.

(Thousands of dollars, except branch figures)			Revenues			Average Revenue per Branch per Quarter
		Number of	September 30	September 30%		September 30	September 30
Year Opened		Branches	2011	2010	Change	2011	2010
2001	*	94	$8,572	$9,896	-13%	91	$105
2002		13	1,577	1,901	-17%	121	$146
2003		35	3,676	4,221	-13%	105	$121
2004		52	5,000	5,617	-11%	96	$108
2005		66	5,981	6,793	-12%	91	$103
2006		50	4,279	4,854	-12%	86	$97
2007	**	37	2,966	3,206	-7%	80	$87
2008		34	2,531	2,901	-13%	74	$85
2009		48	3,091	3,166	-2%	64	$66
2010		112	6,888	6,064	14%	62	$54
2011		45	2,249	-	100%	50	-
		586	46,810	48,619	-4%	$80	$83
Consolidation of branches			-	174
Other			371	486
Continuing operations			$47,181	$49,279

* Instaloans branches were acquired by Cash Store Financial on April 22, 2005; they have been operating since 2001.

** EZ Cash branches were acquired by Cash Store Financial on April 26, 2010; they have been assumed on average to be operating since 2007.

Loan fees for the three months ended September 30, 2011 decreased to $33.6 million from $36.2 million in the same period last year, as a result of a decrease in same branch loan volumes and rate compression of 21.6% in Nova Scotia.

Same branch revenues for the 522 locations open since the beginning of July 2010 for the three month period, decreased by 9.7% compared to the same period last year, with same branch revenue averaging $83,800 this period compared to $92,700 in the same period last year. Same branch revenues decreased as a result of rate compression and decreased loan volumes partially offset by improvements in other revenue. Same branch revenues, as it relates to the brokering of loans were down 13.2% in the quarter.

Loans brokered for the quarter, were $201.7 million and averaged $501 per loan, compared to $216.0 million and an average of $474 per loan for the three months ended September 30, 2010.

Expenses for the quarter totalled $35.0 million, compared to $31.5 million in the fifth quarter of 2010. These increased costs are due to increases in the number of branches, infrastructure additions at the regional, corporate levels and in the UK along with increased costs associated with provincial regulations and legal matters. Retention payments totalled $6.2 million in the quarter, compared to $6.9 million in the fifth quarter of fiscal 2010. The depreciation of property and equipment and amortization of intangible assets was $2.3 million.

Our effective tax rate was 44.0% for the quarter, compared to 16.9% for the fifth quarter of fiscal 2010. The effective tax rate is higher than the statutory tax rate of 28.0% due to adjustments for prior year immaterial errors.

RELATED PARTY TRANSACTIONS

We own 18.3% of the outstanding common shares of The Cash Store Australia Holdings Inc. (“AUC”). Included in other receivables as of September 30, 2011, was a $16,000 (September 30, 2010 - $7,000) receivable from AUC.  We entered into an interim service agreement with AUC to provide ongoing services such as financial, accounting and HR support and contracts administrative services, and the use of our IT and telecommunication systems. Included in SG&A expenses is a recovery of $363,000 (September 30, 2010 - $362,000) related to these services.  These transactions were subject to normal trade terms and were measured at the actual exchange amount. Amounts due are non-interest bearing, unsecured and have no specified terms of repayment. Certain employees, directors, and officers have an ownership in AUC.

We own 15.7% of the outstanding common shares of RTF Financial Holdings Inc. (RTF). We entered into an interim service agreement with RTF to provide ongoing services such as financial and accounting support and contracts administrative services.  Included in SG&A expenses is a recovery of $240,000 (September 30, 2010 - $120,000) relating to these services. These transactions were subject to normal trade terms and were measured at the actual exchange amount.  We have a $45,000 (September 30, 2010 - $485,000) receivable from RTF. Amounts due are non-interest bearing, unsecured and have no specified terms of repayment. Certain employees, directors, and officers have an ownership in RTF.

RISK FACTORS AFFECTING PERFORMANCE

Our financial and operational performance is potentially affected by a number of factors including, but not limited to, changing consumer protection regulations, industry and company specific class action lawsuits, access to third-party lenders and other issues described in our most recent Annual Information Form (“AIF”).  A more detailed discussion of our risk factors is presented in our most recent AIF filed with the securities regulatory authorities on SEDAR (www.sedar.com). Our Risk Management department works continually to assess and mitigate the impact of potential risks to our stakeholders.

Consumer Protection Regulations

“Consumer protection measures” relates broadly to two categories of regulation: 1) measures that restrict rates or fees that may be charged both in respect of a loan and regarding other services or fees that may be charged in relation to a payday loan or related services; and 2) general business practices issues which would include, for example, prohibitions on rollovers, concurrent loans, maximum allowable loans based on a percentage of a customer’s net income and certain collection practices.  These measures vary considerably from one jurisdiction to the next.  Rates are generally structured as a maximum allowable charge per $100 loaned.  Interest may be charged up to a regulated maximum amount when a loan is in default.  This maximum varies by jurisdiction but in no jurisdiction does it exceed 59% per annum.  Some jurisdictions restrict the amount that may be charged when a customer’s cheque or pre-authorized debit is dishonored.

The following rate caps are currently in effect:  Nova Scotia - $25 per hundred dollars loaned; British Columbia - $23 per hundred dollars loaned; Ontario - $21 per hundred dollars loaned; Manitoba - $17 per hundred dollars loaned; and Alberta - $23 per hundred dollars loaned.  Newfoundland has announced that it does not intend to implement industry specific consumer protection legislation.  In October 2011 Saskatchewan received a federal designation that will facilitate implementation of new consumer protection measures, including a rate cap of $23 per hundred dollars loaned. We anticipate that these measures will be implemented in Saskatchewan early in calendar year 2012.  The provinces of New Brunswick and Prince Edward Island have passed legislation to facilitate the implementation of rate caps and other industry specific consumer protection measures; however, at this stage it remains difficult to specify expected rates for these provinces or when these provinces will actually implement rate caps or other consumer protection measures.   All Canadian jurisdictions that have implemented industry specific consumer protection measures appear to be committed to facilitating a competitive industry. Below is a summary of rate caps per province:

	Rate
	per	Date enacted or
	$100	anticipated
Nova Scotia	25	April 1, 2011
British Columbia	23	November 18, 2009
Ontario	21	December 15, 2009
Alberta	23	March 1, 2010
Manitoba	17	October 18, 2010
Saskatchewan	23	Early calender 2012

Restrictions on the size and duration of a payday loan are uniformly applied in British Columbia, Alberta, Manitoba, Ontario and Nova Scotia. Specifically, a payday loan is defined by statute or regulation as a loan of $1,500 or less for a period of 62 days or less. Saskatchewan restricts loan sizes to a maximum of $1,000.  Saskatchewan is expected to adopt the previously described definition of a payday loan, if new regulations are implemented in 2012 as anticipated.  Similar restrictions do not exist in the Yukon, the Northwest Territories, New Brunswick, Prince Edward Island and Newfoundland.

In the first quarter of fiscal 2011, the Nova Scotia Utility and Review Board conducted administrative hearings to review the rate cap of $31 per hundred dollars loaned that was in force in that province at that time.   As of April 1, 2011 the new rate cap in Nova Scotia is $25 per hundred dollars loaned.

On November 9, 2010, Consumer Protection BC issued a compliance order requiring Cash Store Financial to: (i) reimburse all borrowers with loan agreements negotiated with Cash Store Financial and its subsidiaries between November 1, 2009, and November 9, 2010, the amount charged, required or accepted in relation to the issuance of a cash card; (ii) provide the option to any borrower negotiating a loan agreement with Cash Store Financial and its subsidiaries, of receiving a cheque, cash or some other financial instrument which provides the loan proceeds to the borrower at the time the loan agreement is negotiated; and, (iii) make a payment of $4,006 in respect of costs.

The Company has formally disputed certain findings upon which this compliance order was based, and on December 9, 2010 filed a Request for Redetermination.  The basis of our submission is that Cash Store Financial does not issue and has never issued cash cards to its customers. Rather, customers are issued cash cards by an arms-length third party.  This arms-length third party is a federally regulated Canadian Schedule I bank.  Cash Store Financial is not a party to any agreements in respect of cash cards.  All contracts in respect of cash cards are directly between individuals and the arms-length third party. Through agreements with an arms-length third party, Cash Store Financial’s customers are given the option, following the completion of a loan agreement offered or arranged by Cash Store Financial, of receiving a cash card and related services from an arms-length third party. All fees associated with the issuance of these cash cards accrue directly to an arms-length third party. Customers also have the option of receiving their loan proceeds by way of a cheque.

We anticipate no material impact from the determination. Consumer Protection BC has advised us they will reconsider their original determination.

On May 10, 2011, Service Alberta issued an Interim Order (the “Order”) directing Cash Store Financial to cease certain practices. Pursuant to minor adjustments to our sales processes and compliance systems and ongoing discussions with officials in the Office of the Director of Fair Trade, we consider this matter to be resolved.  The Government of Alberta had stated in the Order that it had been based on allegations that unfair lending activities were being practiced by Cash Store Financial.  Of particular concern to Cash Store Financial were reported allegations that the Company required customers to purchase ancillary services, such as a pre-paid cash card, as a condition for receiving a loan. This is not and never has been Company policy, but it was the major issue identified in the Order.  Company policy is to provide customers with the ability to immediately receive proceeds of their loan by way of cheque, immediately upon request.

In 2005, Cash Store Financial implemented a voluntary prohibition on rollovers which is the extension of an existing loan for a fee. More specifically, we disallowed the provision of a new loan to payout an existing loan.  We do not provide any rollovers in any jurisdictions in Canada.  Customers must repay a loan in full before a new loan may be secured.  In some jurisdictions customers may borrow against more than one source of income. In some instances a customer may be indebted to a third-party lender for more than one loan at a time. In these cases, each of these loans and the repayment requirements for each loan are structured and secured against a specific source of income.

Legal Proceedings

British Columbia
On March 5, 2004, an action under the Class Proceedings Act was commenced in the Supreme Court of British Columbia by Andrew Bodnar and others proposing that a class action be certified on his own behalf and on behalf of all persons who have borrowed money from the defendants: The Cash Store Inc. (Canada), Cash Store Financial and All Trans Credit Union Ltd. The action stems from the allegations that all payday loan fees collected by the defendants constitute interest and therefore violate s. 347 of the Criminal Code of Canada. On May 25, 2006, the claim in British Columbia was affirmed as a certified class proceeding of Canada by the B.C. Court of Appeal. In fiscal 2007, the plaintiffs in the British Columbia action brought forward an application to have certain of our customers’ third-party lenders added to the claim.  On March 18, 2008, another action commenced in the Supreme Court of British Columbia by David Wournell and others against Cash Store Financial, Instaloans Inc. and others in respect of the business carried out under the name Instaloans since April 2005. Collectively, these actions are referred to as the “British Columbia Related Actions”.

On May 12, 2009, we settled the British Columbia Related Actions in principle.  The settlement has been approved by the Court. The settlement does not constitute any admission of liability by us. The settlement is a compromise of disputed claims.

Under the terms of the court approved settlement, the Company is to pay to the eligible class members who were advanced funds under a loan agreement and who repaid the payday loan plus brokerage fees and interest in full, or who met certain other eligibility criteria, a maximum estimated amount of $9.4 million in cash and $9.4 million in credit vouchers. Thus, the estimated maximum exposure with respect to this settlement is approximately $18.8 million including approved legal expenses.  The credit vouchers may be used to pay existing outstanding brokerage fees and interest or to pay a portion of brokerage fees and interest which may arise in the future through new loans advanced. The credit vouchers are not transferable and have no expiry date. In addition, the Company is to pay the legal fees and costs of the class. Based on the Company’s estimate of the rate of take-up of the available cash and credit vouchers, an expense of $10.9 million to date has been recorded to cover the estimated costs of the settlement, including legal fees of the Class and costs to administer the settlement fund.  It is possible that additional settlement costs could be required. In the current year, the Company increased the provision by $3.2 million due to new information being received (2010 - $2.9 million). As at September 30, 2011, the remaining accrual is $4.0 million. Subsequent to year-end the administration of the settlement fund was transferred to a third-party based on a court approved order. The total amount transferred was $6.3 million.

Alberta
We have been served in prior fiscal periods with a Statement of Claim issued in Alberta alleging that we are in breach of s. 347 of the Criminal Code of Canada (the interest rate provision) and certain provincial consumer protection statutes.

The certification motion has been pending since fiscal 2006 and has not yet been heard.  On January 19, 2010, the plaintiffs in the Alberta action brought forward an application to have a related subsidiary, certain of our customers’ third-party lenders, directors and officers added to the Claim.

We have agreed to a motion to certify the class action proceeding if the lender, officers and directors are removed as defendants.  Class counsel has agreed to our proposal.

We believe that we conduct our business in accordance with applicable laws and are defending the action vigorously. However, the likelihood of loss, if any, is not determinable at this time.

Manitoba
On April 23, 2010, an action under the Manitoba Class Proceedings Act was commenced in the Manitoba Court of Queen’s Bench by Scott Meeking against The Cash Store (Canada), Instaloans, and Cash Store Financial proposing that a class action be certified on his own behalf and on behalf of all persons in Manitoba and others outside the province who elect to claim in Manitoba and who obtained a payday loan from the Cash Store Financial or Instaloans. The action stems from the allegations that all payday loan fees collected by the defendants constitute interest and therefore violate s. 347 of the Criminal Code of Canada.

We believe that we conducted our business in accordance with applicable laws and are defending the action vigorously. Further it will be maintained that most of the proposed class members are bound by the judgment in the settlement of the Ontario class action in 2008, as approved by the Ontario Superior Court of Justice and that accordingly the action should be dismissed.  However, the likelihood of loss, if any, is not determinable at this time.

Other
We are also involved in other claims related to the normal course of operations.  Management believes that it has adequately provided for these claims.

Third Party Lenders/Retention Payments

Most funding of short-term advances is currently provided by independent third party lenders.  As a result, our business is highly dependent on third party lenders who are willing to make significant funds available for lending to our customers. There are no assurances that the existing or new third party lenders will continue to make funds available. Any reduction or withdrawal of funds could have a significant material adverse impact on our results of operations and financial condition.

To facilitate the short-term advance business, we have entered into written agreements with a number of third party lenders who are prepared to consider lending to our customers. Pursuant to these agreements, we provide services to the lenders related to the collection of documents and information as well as loan collection services. Material terms of our agreements with third-party lenders include ensuring that any proposed loan was applied for through an authorized outlet, ensuring each potential customer meets the loan selection criteria as set forth by the third-party lender prior to approval and release of funding, satisfying the documentation requirements in a full and timely manner, providing loan management services throughout the term of the loan, and providing default realization services on behalf of the third party lender for all loans funded which are not paid in full by the due date, all while ensuring information system integrity is maintained. Losses suffered on account of uncollectible loans are not contractually the Company’s responsibility as long as it has performed and fulfilled its duties under the terms of the third party lender agreements.In the event we do not properly perform our duties and the lenders make a claim as required under the agreement, we may be liable to the lenders for losses they have incurred. A liability is recorded when it is determined that we have a liability under the agreement.

Our board of directors regularly approves a resolution which authorizes us to pay a maximum amount of retention payments per quarter to third-party lenders as consideration to those lenders who continue to be willing to fund advances to our customers. While the third-party lenders have not been guaranteed a return, the decision has been made to voluntarily make retention payments to the lenders to deflect the impact of the loan losses they experienced.  Retention payments are recorded in the period in which a commitment is made to a lender pursuant to the resolution approved by the board of directors.

During the year we have three lenders that have helped us generate ten percent or more of our consolidated revenues: 367463 Alberta Ltd., Trimor Annuity Focus Limited Partnerships and Assistive Financial Corp.  The loss of any of these three third-party lenders would have a material adverse effect on us if alternative lenders could not be located or other financing was not available to permit direct lending.

CRITICAL ACCOUNTING ESTIMATES

Our accounting policies are integral to understanding and interpreting the financial results reported in this MD&A. The significant accounting policies used in preparing our consolidated financial statements are summarized in Note 1 to those statements which are available on SEDAR at www.sedar.com. Certain policies included in Note 1 are considered to be particularly important to the presentation of our financial position and results of operations, because they require Management to make difficult, complex or subjective judgments and estimates, often as a result of matters that are inherently uncertain, which may result in materially different results under different assumptions and conditions. The following is a discussion of those critical accounting estimates. These estimates are adjusted in the normal course to reflect changing underlying circumstances. The impact and any associated risks related to these critical accounting estimates on our business may also be discussed elsewhere in this MD&A.

Revenue Recognition

Revenue arising from brokering short-term advances for customers is recognized once all services have been rendered, all advance amounts have been received by the customer, and the brokerage fee has been received by the Company.

Revenue arising from direct lending of short-term advances to customers is recognized on a constant yield basis ratably over the term of the related loan.

Revenue from the Company’s cheque cashing, money order sales, money transfer, bill payment services and other miscellaneous services is recognized when the transactions are completed at the point-of-sale in the branch and the related fee charged by the Company has been received.  Revenue from the Company’s banking and non-sufficient funds fees are recognized when collected.

Revenue from each of these sources is recorded in other income in the statement of operations.

Retention Payments

When the Company acts as a broker on behalf of income earning consumers seeking short-term advances, the funding of short-term advances is provided by independent third party lenders.  The advances provided by the third party lenders are repayable by the customer to the third party lenders and represent assets of the lenders; accordingly, they are not included on the Company’s balance sheet.

To facilitate the short term advance business, the Company has entered into written agreements with third party lenders who are prepared to consider lending to the Company’s customers.  Pursuant to these agreements, the Company provides services to the lenders related to the collection of documents and information as well as loan collection services. Under the terms of the Company’s agreements with third party lenders, responsibility for losses suffered on account of uncollectible loans rests with the third party lender, unless the Company has not properly performed its duties as set forth under the terms of the agreement.  The significant duties under the terms of the agreements generally include ensuring that any proposed loan was applied for through an authorized outlet, ensuring each potential customer meets the loan selection criteria as set forth by the third party lender prior to approval and release of funding, satisfying the documentation requirements in a full and timely manner, providing loan management services throughout the term of the loan, and providing collection services on behalf of the third party lender for all loans funded which are not paid in full by the due date, all of which while ensuring information system integrity is maintained. In the event the Company does not properly perform its duties and the lenders make a claim as required under the agreement, the Company may be liable to the lenders for losses they have incurred. A liability is recorded when it is determined that the Company has a liability under the agreement.

The Company’s Board of Directors regularly approves a resolution which authorizes management to pay a maximum amount of retention payments per quarter to third party lenders as consideration to those lenders that continue to be willing to fund advances to the Company’s customers. While the third party lenders have not been guaranteed a return, the decision has been made to voluntarily make retention payments to the lenders to lessen the impact of loan losses experienced by the third party lenders.  Retention payments are recorded in the period in which a commitment is made to a lender pursuant to the resolution approved by the Board of Directors.

Provisions for Loan Losses

Loans in default consist of direct lending short-term consumer loans originated by the Company which are past due. The Company defines a past due or delinquent account whereby payment has not been received in full from the customer on or before the maturity date of the loan. A provision for loan losses is recorded when the Company no longer has reasonable assurance of timely collection of the full amount of principal and interest (included in loan fee). In determining whether the Company will be unable to collect all principal and interest payments due, the Company assesses relevant internal and external factors that affect loan collectability, including the amount of outstanding loans owed to the Company, historical percentages of loans written off, current collection patterns and other current economic trends. The provision for loan losses reduces the carrying amount of consumer loan receivables to their estimated realizable amounts. The provision is primarily based upon models that analyze specific portfolio statistics, and also reflect, to a lesser extent, management judgment regarding overall accuracy.  The analytical model takes into account several factors, including the number of transactions customers complete and charge-off and recovery rate.   The provision is reviewed monthly, and any additional provision as a result of historical loan performance, current and expected collection patterns and current economic trends is included in the provision for the loan losses at that time. If the loans remain past due for an extended period of time, an allowance for the entire amount of the loan is recorded and the loan is ultimately written off. The Company’s policy for charging off uncollectible consumer loans is to write the loan off when a loan remains in default status for an extended period of time without any extended payment arrangements made, typically 210 days. Loans to customers who file for bankruptcy are written off upon receipt of the bankruptcy notice.

Stock Based Compensation

We have a stock based compensation plan, which is described in Note 16 (b) of our audited consolidated financial statements.  We account for all stock based compensation payments that are settled by the issuance of equity in accordance with a fair value-based method of accounting. Stock based compensation awards are recognized in the financial statements over the period in which the related services are rendered, which is usually the vesting period of the option, or as applicable, over the period to the date an employee is eligible to retire, whichever is shorter, with a corresponding increase recorded in contributed surplus. The fair value is calculated using the Black-Scholes option-pricing model. When options are exercised, the proceeds received by us, together with the amount in contributed surplus associated with the exercised options, are credited to share capital.

Consumer Loans Receivable

Unsecured short-term and longer-term advances that the Company originates on its own behalf are reflected on the balance sheet in consumer loans receivable. Consumer loans receivable are reported net of a provision. In regulated jurisdictions, interest is charged on consumer loans commencing upon default; however, it is not recorded as income until payment is received in full or partially from the consumer.  In unregulated jurisdictions, interest is charged on consumer loans over the period of the loan and is recorded in income as it is earned.

Income Tax Estimates and Future Income Taxes

Income taxes are accounted for under the asset and liability method. Future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment or substantive enactment date. A valuation allowance is recorded against any future tax assets if it is more likely than not that the asset will not be realized.

Long-term investments

We apply the equity method of accounting for its investment in The Cash Store Australia Holdings Inc. and RTF Financial Holdings Inc. These investments are recorded at cost plus our share of net income or loss to date.

Amortization Policies and Useful Lives

We depreciate the cost of property and equipment and intangible assets over the estimated useful service lives of the items.  These estimates of useful lives involve considerable judgment.  In determining these estimates, we take into account industry trends and company-specific factors, including changing technologies and expectations for the in-service period of these assets.  On an annual basis, were assess our existing estimates of useful lives to ensure they match the anticipated life of the asset from a revenue-producing perspective.  If the in-service period change happens more quickly than we have anticipated, we may have to shorten the estimated life of certain property and equipment or intangible assets, which could result in higher depreciation expenses in future periods or an impairment charge to write down the value of property and equipment or intangible assets.

Intangible Assets

Intangible assets acquired individually or as part of a group of other assets are initially recognized and measured at cost.  The cost of a group of intangible assets acquired in a transaction, including those acquired in a business combination that meet the specified criteria for recognition apart from goodwill, is allocated to the individual assets acquired based on their fair values.

Both internal and external costs incurred to purchase and develop computer software are capitalized after the preliminary project stage is completed and management authorizes the computer software project.

Intangible assets with finite useful lives are amortized over their estimated useful lives.  Intangible assets with indefinite useful lives are not amortized and are tested for impairment annually on July 1st of each year, or more frequently if events or changes in circumstances indicate that such assets might be impaired.

The amortization methods and estimated useful lives of intangible assets, which are reviewed annually, are as follows:

Customer list, contracts and relationships	Straight-line - 3 years
Computer software	Straight-line - 5 years
Non-compete agreements	Term of the agreements
Brand name	Indefinite life

Goodwill

Goodwill represents the residual amount that results when the fair value of an acquired business exceeds the sum of the amounts allocated to the identifiable assets acquired, and liabilities assumed, based on their fair values. Goodwill is allocated as of the date of the business combination to the Company’s reporting units that are expected to benefit from the business combination. Goodwill is initially recognized as an asset at cost and is subsequently measured at cost less any accumulated impairment losses.

Goodwill is not amortized and is tested for impairment annually on July 1st of each year, or more frequently if events or changes in circumstances indicate it may be impaired. The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting unit is compared to its fair value. When the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not to be impaired and the second step of the impairment test is unnecessary. The second step is carried out when the carrying amount of a reporting unit exceeds its fair value, in which case the implied fair value of the reporting unit’s goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any. The implied fair value of goodwill is determined in the same manner as the value of goodwill is determined in a business combination described in the preceding paragraph, using the fair value of the reporting unit.

When the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess.

Accounting for the Impairment of Long-Lived Assets

Long-lived assets and identifiable intangibles subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of a group of assets may not be recoverable. Recoverability of assets to be held and used is assessed by a comparison of the carrying amount of an asset to the sum of future undiscounted cash flows expected to be generated from the use and eventual disposition of the group of assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the group of assets exceeds the fair value of the group of assets. Any assets to be disposed by sale are reported at the lower of carrying amount or fair value less costs to sell. Such assets are not amortized while they are classified as held-for-sale.

Leases

Leases are classified as capital or operating depending upon the terms and conditions of the contracts. Obligations under capital leases are recorded as an asset with a corresponding liability. Asset values recorded under capital leases are depreciated on a straight-line basis over the estimated useful life. Obligations under capital leases are reduced by lease payments net of imputed interest. Computer and phone operating lease expenses are recorded in selling, general, and administrative expenses.  Branch leases are recorded in rent.

Contingencies

We are subject to various claims and contingencies related to lawsuits, taxes and commitments under contractual and other commercial obligations.  We recognize liabilities for contingencies and commitments when a loss is probable and capable of being reasonably estimated.  Significant changes in assumptions as to the likelihood and estimates of the amount of a loss could result in recognition of an additional liability.

CHANGES IN ACCOUNTING POLICIES AND PRACTICES

RECENT ACCOUNTING PRONOUCEMENTS NOT YET ADOPTED

International Financial Reporting Standards

The Accounting Standards Board of the Canadian Institute of Chartered Accountants previously announced its decision to require all publicly accountable enterprises to report under IFRS for years beginning on or after January 1, 2011. However, National Instrument 52-107 allows Securities and Exchange Commission (“SEC”) registrants, such as the Company, to file financial statements with Canadian securities regulators that are prepared in accordance with U.S. GAAP. The Company has decided to adopt U.S. GAAP instead of IFRS as its primary basis of financial reporting commencing in fiscal 2012.

The decision to adopt U.S. GAAP was made to enhance communication with shareholders and improve the comparability of financial information reported with its U.S. based competitors and peer group.

CONTROLS AND PROCEDURES

Evaluation of disclosure controls and procedures

Our disclosure controls and procedures are designed to provide reasonable assurance that information we are required to disclose is recorded, processed, summarized and reported within the time periods specified under Canadian and US securities laws. They include controls and procedures designed to ensure that information is accumulated and communicated to management, including the President and Chief Executive Officer and the Chief Financial Officer, to allow timely decisions regarding required disclosures.

As of September 30, 2011, an evaluation was carried out under the supervision of and with the participation of management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as defined in Rule 13a-15(e) and Rule 15d - 15(e) under the US Securities Exchange Act of 1934, as amended, and in National Instrument 52-109 under the Canadian Securities Administrators Rules and Policies. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that as of the Evaluation Date such disclosure controls and procedures were effective.

Management’s Report on Internal Control over Financial Reporting

Internal control over financial reporting is a process designed to provide reasonable, but not absolute, assurance regarding the reliability of financial reporting and of the preparation of financial statements for external purposes in accordance with US GAAP. Management, including the Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting (ICFR), as such term is defined in Rule 13(a)-15(e) under the US Securities Exchange Act of 1934 and in National Instrument 52-109 under the Canadian Securities Administrators Rules and Policies. A material weakness in ICFR exists if the deficiency is such that there is reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

Because of its inherent limitations, ICFR may not prevent or detect misstatements. Also, projections or any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As of September 30, 2011, we assessed the effectiveness of our ICFR. In making this assessment, we used the criteria set forth in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that, as of September 30, 2011, our internal control over financial reporting is effective. Our independent auditor, KPMG LLP, has issued an audit report that we, as at September 30, 2011, maintained, in all material respects, effective internal control over financial reporting based on the criteria established in Internal Control-Integrated Framework issued by the COSO.

Changes in Internal Control Over Financial Reporting

During the period ended September 30, 2011, no change occurred in our internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

OUTSTANDING SHARE DATA

As at November 16, 2011, we had 17,420,880 common shares outstanding.  There were also options to purchase 977,502 common shares, which if exercised, would provide us with proceeds of approximately $9.2 million.

DIVIDENDS

On November 16, 2011, we declared a quarterly dividend of $0.12 per common share. The dividend is payable on December 14, 2011, to shareholders of record on November 29, 2011.

The Company reviews its dividend distribution policy on a quarterly basis, evaluating its financial position, profitability, cash flow and other factors the Board of Directors considers relevant. Prior to August 31, 2007, we had not declared or paid a dividend on the common shares.  We declared our first dividend on August 31, 2007, in the amount of $.025 cents per common share.  In total, dividends of $3.6 million were paid to holders of common shares in fiscal 2008, $5.3 million in fiscal 2009, $9.1 million in the fifteen months of fiscal 2010 and $7.9 million in fiscal 2011. The following table sets forth the quarterly dividends paid by the Company in the last quarter ended:

	2011	2010	2009	2008
Dividend per share	$ 0.120	$ 0.100	$0.065	$0.025
Percentage increase	20%	54%	160%

OTHER

Cash Store Financial is a Canadian corporation that is not affiliated with Cottonwood Financial Ltd. or the outlets Cottonwood Financial Ltd. operates in the United States under the name "Cash Store."  Cash Store Financial does not do business under the name "Cash Store" in the United States and does not own or provide any consumer lending services in the United States.

Cautionary Statement Regarding Forward-looking Information

This MD&A contains “forward-looking information” within the meaning of applicable Canadian and United States securities legislation. Forward-looking information includes, but is not limited to, information with respect to our objectives, strategies, operations and financial results, competition as well initiatives to grow revenue or reduce retention payments. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects", or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "does not anticipate", or "believes" or variations of such words and phrases, or statements that certain actions, events or results "may", "could", "would", "might", or "will be taken", "occur", or "be achieved". Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, to be materially different from those expressed or implied by such forward-looking information, including, but not limited to, changes in economic and political conditions, legislative or regulatory developments, technological developments, third-party arrangements, competition, litigation, risks associated with but not limited to, market conditions, the availability of alternative transactions, shareholder, legal, regulatory and court approvals and third party consents, and other factors described in the our latest AIF filed on SEDAR at www.sedar.comunder the heading “Risk Factors”. Although we have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. We do not undertake to update any forward-looking information, except in accordance with applicable securities laws.

Non-GAAP Measures

This MD&A refers to certain financial measures that are not determined in accordance with GAAP in Canada.  These measures do not have standardized meanings and may not be comparable to similar measures presented by other companies.  Although a measure such as ‘Earnings Before Interest, Income Taxes, Stock-based Compensation, Depreciation of Property and Equipment and Amortization of Intangible Assets’(EBITDA) does not have a standardized meaning prescribed by GAAP, this measure is used herein or can be determined by reference to our financial statements.  “Same branch revenues” is a non-GAAP measure tracked and reported by us and is generally used to compare the average revenue for a particular group of branches in a current period to that same particular group of branches in a prior period. This non-GAAP measure is a way to gauge the performance of a particular group of branches and is directly related to, and helps explain, changes in total revenue.  Average revenue is defined as revenue for the period divided by the number of branches. “BOI” is a non-GAAP measure tracked and reported by us and is generally used to compare the performance at branch level and includes expenses which primarily relate to the operations of the branch network. “Operating income” (OI) is a non-GAAP measure tracked and reported by us and is generally used to compare the income before income taxes and other non-recurring items which primarily relates to the overall operations of the branch, regional and corporate network.  “Regional expenses” is a non-GAAP measure which is used to gauge expenditures at the regional and divisional level and includes compensation of associates including centralized regional departments, Regional Managers, Divisional Vice Presidents and President, as well as other expenses related to the functions of these groups. “Corporate expenses” is a non-GAAP measure which is used to gauge expenditures at the corporate level and includes compensation of associates and related expenses at the corporate office level. These measures are discussed because management believes that they facilitate the understanding of our results as it relates to our operational and financial position.

The following table provides a reconciliation of net income in accordance with GAAP to EBITDA for the past eight quarters.

EBITDA Reconciliation

(thousands of dollars)	2011				2010
	Q4	Q3	Q2	Q1	Q5	Q4	Q3	Q2

Consolidated Results
Net income and comprehensive income	$2,035	$1,155	$2,500	$3,352	$7,682	$5,476	$2,199	$5,467
Interest	33	34	36	43	51	44	29	29
Income tax	1,608	1,019	1,311	1,687	1,561	2,676	1,190	2,822
Stock-based compensation	218	171	180	217	260	247	205	204
Depreciation of property and equipment and amortization of intangible assets	2,313	2,168	2,233	2,201	1,578	1,882	1,652	2,121
EBITDA	$6,207	$4,547	$6,260	$7,500	$11,132	$10,325	$5,275	$10,643
Adjustments:
Class action settlements	$-	$3,206	$-	$-	$-	$100	$2,715	$100
Effective interest component of retention payments	5,112	5,107	5,561	5,505	5,344	4,895	4,400	4,226
Adjusted EBITDA	$11,319	$12,860	$11,821	$13,005	$16,476	$15,320	$12,390	$14,969

Consolidated Financial Statements
For the twelve and fifteen months ended September 30, 2011 and September 30, 2010

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The accompanying consolidated financial statements and management’s discussion and analysis (MD&A) are the responsibility of management and have been approved by the Board of Directors.  The consolidated financial statements and MD&A have been prepared by management in accordance with Canadian generally accepted accounting principles and include some amounts based on management’s best estimates and informed judgments.  When alternative accounting methods exist, management has chosen those it considers most appropriate in the circumstances.

The Cash Store Financial Services Inc. maintains a system of internal controls to provide reasonable assurance that transactions are properly authorized, financial records are accurate and reliable and the Company’s assets are properly accounted for and adequately safeguarded.

The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting and is ultimately responsible for reviewing and approving the financial statements.  The Board of Directors carries out its responsibility for the financial statements through its Audit Committee.  This Committee meets periodically with management and the independent external auditors to review the financial statements and the MD&A and to discuss audit, financial and internal control matters.  The Company’s independent external auditors have full and free access to the Audit Committee.  The Audit Committee is responsible for approving the remuneration and terms of engagement of the Company’s independent external auditors.  The consolidated financial statements have been subject to an audit by the Company’s internal auditors and the Company’s external auditors, KPMG LLP, in accordance with generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) on behalf of the shareholders.

The consolidated financial statements and MD&A have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized in note 1 of the notes to the consolidated financial statements.

Signed "Gordon J. Reykdal”	Signed "Nancy Bland”
Gordon J. Reykdal Chairman and Chief Executive Officer	Nancy Bland, CA Chief Financial Officer

November 16 2011
Edmonton, Alberta, Canada

KPMG LLP Chartered Accountants 10125 – 102 Street Edmonton AB T5J 3V8 Canada	Telephone Fax Internet	(780) 429-7300 (780) 429-7379 www.kpmg.ca

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of The Cash Store Financial Services Inc.

We have audited the accompanying consolidated financial statements of The Cash Store Financial Services Inc., which comprise the consolidated balance sheets as at September 30, 2011 and 2010, the consolidated statements of operations and comprehensive income, retained earnings, and cash flows for the year ended September 30, 2011 and the fifteen months ended September 30, 2010, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards.  With respect to the consolidated financial statements for the year ended September 30, 2011, we also conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

KPMG LLP, is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG LLP”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of The Cash Store Financial Services Inc. as at September 30, 2011 and 2010, and its consolidated results of operations and its consolidated cash flows for the year ended September 30, 2011 and the fifteen months ended September 30, 2010, in accordance with Canadian generally accepted accounting principles.

Other Matter

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), The Cash Store Financial Services Inc.’s internal control over financial reporting as of September 30, 2011, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated November 16, 2011 expressed an unqualified opinion on the effectiveness of The Cash Store Financial Services Inc.’s internal control over financial reporting.

Signed “KPMG LLP”

Chartered Accountants

Edmonton, Canada
November 16, 2011

KPMG LLP Chartered Accountants 10125 – 102 Street Edmonton AB T5J 3V8 Canada	Telephone Fax Internet	(780) 429-7300 (780) 429-7379 www.kpmg.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of The Cash Store Financial Services Inc.

We have audited The Cash Store Financial Services Inc.’s internal control over financial reporting as of September 30, 2011, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Cash Store Financial Services Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in Management’s Report on Internal Control over Financial Reporting included in Form 40-F for the year ended September 30, 2011. Our responsibility is to express an opinion on The Cash Store Financial Services Inc.'s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

KPMG LLP, is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG LLP”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, The Cash Store Financial Services Inc. maintained, in all material respects, effective internal control over financial reporting as of September 30, 2011, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of The Cash Store Financial Services Inc. as at September 30, 2011, and the consolidated statements of operations and comprehensive income, retained earnings, and cash flows for the year then ended, and our report dated November 2, 2011 expressed an unqualified opinion on those consolidated financial statements.

Signed “KPMG LLP”

Chartered Accountants

Edmonton, Canada
November 16, 2011

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(in thousands, except share and per share amounts)

	Year ended	Fifteen months ended
	September 30 2011	September 30 2010
REVENUE
Loan fees	$136,623	$170,659
Other income - Note 5	53,276	49,859
	189,899	220,518

EXPENSES
Salaries and benefits	77,136	84,614
Selling, general and administrative	31,691	32,550
Retention payments	26,786	28,167
Rent	19,074	18,553
Advertising and promotion	5,865	6,109
Provision for loan losses - Note 23	2,559	788
Depreciation of property and equipment	7,950	8,138
Amortization of intangible assets	965	923
Class action settlements - Note 13	3,206	2,915
	175,232	182,757

INCOME BEFORE INCOME TAXES	14,667	37,761

PROVISION FOR INCOME TAXES - NOTE 11
Current	6,157	11,196
Future (recovery)	(532)	101
	5,625	11,297

NET INCOME AND COMPREHENSIVE INCOME	$9,042	$26,464

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING - Note 17
Basic	17,259,196	16,913,213
Diluted	17,663,380	17,522,246

BASIC EARNINGS PER SHARE
Net income and comprehensive income	$0.52	$1.56

DILUTED EARNINGS PER SHARE
Net income and comprehensive income	$0.51	$1.51

See accompanying notes to the consolidated financial statements

CONSOLIDATED BALANCE SHEETS
(in thousands)

	September 30	September 30
	2011	2010
ASSETS
Cash - Note 4	$19,291	$19,639
Other receivables - Note 5	12,575	9,940
Consumer loans receivable, net - Note 6	4,781	4,460
Prepaid expenses and other assets	4,370	2,135
Current future income taxes	1,516	614
	42,533	36,788

Long term receivable - Note 5	681	450
Deposits and other assets	857	684
Future income taxes - Note 11	2,468	2,381
Property and equipment - Note 8	25,589	24,986
Intangible assets - Note 9	10,578	10,648
Goodwill - Note 10	39,133	39,108
	$121,839	$115,045

LIABILITIES
Accounts payable and accrued liabilities - Note 12	$22,989	$17,027
Income taxes payable	138	2,116
Current portion of deferred revenue - Note 14	1,135	1,277
Current portion of deferred lease inducements	490	427
Current portion of obligations under capital leases - Note 15	659	961
	25,411	21,808

Deferred revenue - Note 14	4,976	5,916
Deferred lease inducements	1,082	1,039
Obligations under capital leases - Note 15	636	991
Future income taxes - Note 11	2,388	1,936
	34,493	31,690

SHAREHOLDERS' EQUITY
Share capital - Note 16	46,149	43,468
Contributed surplus - Note 18	4,178	3,981
Retained earnings	37,019	35,906
	87,346	83,355
	$121,839	$115,045

Commitments - Note 20
Contingencies - Note 21
Subsequent event - Note 25

Approved by the Board:

Signed "Gordon J. Reykdal"	Signed "J. Albert Mondor"
Director	Director

See accompanying notes to the consolidated financial statements

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
(in thousands)

	Year ended	Fifteen months ended
	September 30 2011	September 30 2010
RETAINED EARNINGS, BEGINNING OF PERIOD	$35,906	$20,978
Dividends on common shares - Note 19	(7,929)	(9,120)
Shares repurchased - Note 16 (a)	-	(2,416)
Net income and comprehensive income for the period	9,042	26,464
RETAINED EARNINGS, END OF PERIOD	$37,019	$35,906

See accompanying notes to the consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year ended	Fifteen months ended
	September 30 2011	September 30 2010
Cash provided by (used in):

OPERATING ACTIVITIES
Net income	$9,042	$26,464
Items not affecting cash:
Depreciation of property and equipment	7,950	8,138
Amortization of intangible assets	965	923
Provision for loan losses - Note 23	2,559	788
Equity loss on investments - Note 7	-	540
Stock-based compensation - Note 18	786	1,098
Future income taxes (recovery)	(532)	101
	20,770	38,052
Change in non-cash operating items:
Other receivables and long-term receivables	(2,866)	(7,462)
Prepaid expenses, deposits and other assets	(2,408)	(841)
Income taxes receivable	-	150
Accounts payable and accrued liabilities	6,617	2,262
Income taxes payable	(1,978)	2,116
Deferred revenue	(1,082)	7,047
Deferred lease inducements	106	720
Cash generated by operating activities	19,159	42,044

INVESTING ACTIVITIES
Consumer loans receivable, net	(2,881)	(4,985)
Business acquisitions - Note 3	(25)	(5,276)
Cash restricted for class action facilitation - Note 4	(3,289)	1,532
Purchase of intangible assets	(895)	(2,648)
Purchase of property and equipment	(9,091)	(17,440)
Purchase of long-term investments	-	(360)
Cash used in investing activities	(16,181)	(29,177)

FINANCING ACTIVITIES
Repayment of obligations under capital leases	(778)	(156)
Dividends paid on common shares - Note 19	(7,929)	(9,120)
Issuance of common shares	2,092	2,397
Shares repurchased	-	(3,336)
Cash used in financing activities	(6,615)	(10,215)

(DECREASE) INCREASE IN CASH	(3,637)	2,652
CASH, BEGINNING OF PERIOD	16,671	14,019
CASH, END OF PERIOD	$13,034	$16,671

Supplemental cash flow information:
Interest paid	$147	$210
Interest received	30	8
Income taxes paid (inclusive of tax refunds)	8,132	8,891

See accompanying notes to the consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE TWELVE AND FIFTEEN MONTHS ENDED SEPTEMBER 30, 2011 AND SEPTEMBER 30, 2010

(in thousands, except share and per share amounts)

Nature of Business

The Cash Store Financial Services Inc. (the “Company”) operates under two branch banners: The Cash Store Financial and Instaloans, who act as brokers and lenders to facilitate short-term advances and provide other financial services, to income-earning consumers. As at September 30, 2011, the Company operated 586 (2010 – 544) branches. The Company has operations in Canada and the United Kingdom.

The Cash Store Financial is a Canadian corporation that is not affiliated with Cottonwood Financial Ltd. or the outlets Cottonwood Financial Ltd. who operates in the United States under the name "Cash Store."  The Cash Store Financial does not do business under the name "Cash Store" in the United States and does not own or provide any consumer lending services in the United States.

Change in Fiscal Year

In 2010, the Company changed its fiscal year end from June 30 to September 30.  The fiscal year end change results in a 15 month comparative reporting period from July 1, 2009 to September 30, 2010.

Note 1 – Significant Accounting Policies

(a)	Basis of Presentation

These consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles (Canadian GAAP) and differ in certain respects from accounting principles generally accepted in the United States of America (U.S. GAAP), as described in Note 27. The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries.  All significant inter-company balances and transactions have been eliminated.

All figures are presented in Canadian dollars, unless otherwise disclosed.

(b)	Use of Estimates

The preparation of the consolidated financial statements in conformity with Canadian and U.S. GAAP requires management to make estimates and assumptions that affect the reported assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods.  Certain estimates, such as those related to allowance for consumer loan losses, property and equipment, goodwill and intangible asset, income taxes, accrued liabilities related to the class action lawsuits, depend upon subjective or complex judgments about matters that may be uncertain, and changes in those estimates could materially impact the consolidated financial statements.  Actual results could differ from those estimates made by management.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE TWELVE AND FIFTEEN MONTHS ENDED SEPTEMBER 30, 2011 AND SEPTEMBER 30, 2010

(in thousands, except share and per share amounts)

Note 1 – Significant Accounting Policies (continued)

(c)	Business Combinations

The Company accounts for all business combinations using the acquisition method.  Acquisition related costs which include finder’s fees, advisory, legal, accounting, valuation, other professional or consulting fees, and administrative costs are expensed as incurred.

(d)	Revenue Recognition

Revenue arising from brokering short-term advances for customers is recognized once all services have been rendered, all advance amounts have been received by the customer, and the brokerage fee has been received by the Company.  Revenue from this source is recorded in Loan fees in the statement of operations.

Revenue arising from direct lending of short-term advances to customers is recognized on a constant yield basis ratably over the term of the related loan.

Revenue from the Company’s cheque cashing, money order sales, money transfer, bill payment services and other miscellaneous services is recognized when the transactions are completed at the point-of-sale in the branch and the related fee charged by the Company has been received.  Revenue from the Company’s banking and non-sufficient funds fees are recognized when collected.

Revenue from each of these sources is recorded in Other income in the statement of operations.

(e)	Retention payments

When the Company acts as a broker on behalf of income earning consumers seeking short-term advances, the funding of short-term advances is provided by independent third party lenders.  The advances provided by the third party lenders are repayable by the customer to the third party lenders and represent assets of the lenders; accordingly, they are not included on the Company’s balance sheet.

To facilitate the short term advance business, the Company has entered into written agreements with third party lenders who are prepared to consider lending to the Company’s customers.  Pursuant to these agreements, the Company provides services to the lenders related to the collection of documents and information as well as loan collection services. Under the terms of the Company’s agreements with third party lenders, responsibility for losses suffered on account of uncollectible loans rests with the third party lender, unless the Company has not properly performed its duties as set forth under the terms of the agreement.  The significant duties under the terms of the agreements generally include ensuring that any proposed loan was applied for through an authorized outlet, ensuring each potential customer meets the loan selection criteria as set forth by the third party lender prior to approval and release of funding, satisfying the documentation requirements in a full and timely manner, providing loan management services throughout the term of the loan, and providing collection services on behalf of the third party lender for all loans funded which are not paid in full by the due date, all of which while ensuring information system integrity is maintained. In the event the Company does not properly perform its duties and the lenders make a claim as required under the agreement, the Company may be liable to the lenders for losses they have incurred. A liability is recorded when it is determined that the Company has a liability under the agreement.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE TWELVE AND FIFTEEN MONTHS ENDED SEPTEMBER 30, 2011 AND SEPTEMBER 30, 2010

(in thousands, except share and per share amounts)

Note 1 – Significant Accounting Policies (continued)

(e)	Retention payments (continued)

The Company’s Board of Directors regularly approves a resolution which authorizes management to pay a maximum amount of retention payments per quarter to third party lenders as consideration to those lenders that continue to be willing to fund advances to the Company’s customers. While the third party lenders have not been guaranteed a return, the decision has been made to voluntarily make retention payments to the lenders to lessen the impact of loan losses experienced by the third party lenders.  Retention payments are recorded in the period in which a commitment is made to a lender pursuant to the resolution approved by the Board of Directors.

(f)	Provision for Loan Losses

Loans in default consist of direct lending short-term consumer loans originated by the Company which are past due. The Company defines a past due or delinquent account whereby payment has not been received in full from the customer on or before the maturity date of the loan. A provision for loan losses is recorded when the Company no longer has reasonable assurance of timely collection of the full amount of principal and interest (included in loan fee). In determining whether the Company will be unable to collect all principal and interest payments due, the Company assesses relevant internal and external factors that affect loan collectability, including the amount of outstanding loans owed to the Company, historical percentages of loans written off, current collection patterns and other current economic trends. The provision for loan losses reduces the carrying amount of consumer loan receivables to their estimated realizable amounts. The provision is primarily based upon models that analyze specific portfolio statistics, and also reflect, to a lesser extent, management judgement regarding overall accuracy.  The analytical model takes into account several factors, including the number of transactions customers complete and charge-off and recovery rate.   The provision is reviewed monthly, and any additional provision as a result of historical loan performance, current and expected collection patterns and current economic trends is included in the provision for the loan losses at that time. If the loans remain past due for an extended period of time, an allowance for the entire amount of the loan is recorded and the loan is ultimately written off. The Company’s policy for charging off uncollectible consumer loans is to write the loan off when a loan remains in default status for an extended period of time without any extended payment arrangements made, typically 210 days. Loans to customers who file for bankruptcy are written off upon receipt of the bankruptcy notice.

(g)	Stock Based Compensation

The Company has a stock based compensation plan, which is described in Note 16 (b). The Company accounts for all stock based compensation payments that are settled by the issuance of equity in accordance with a fair value-based method of accounting. Stock based compensation awards are recognized in the financial statements over the period in which the related services are rendered, which is usually the vesting period of the option, or as applicable, over the period to the date an employee is eligible to retire, whichever is shorter, with a corresponding increase recorded in contributed surplus. The fair value is calculated using the Black-Scholes option-pricing model. When options are exercised, the proceeds received by the Company, together with the amount in contributed surplus associated with the exercised options, are credited to share capital.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE TWELVE AND FIFTEEN MONTHS ENDED SEPTEMBER 30, 2011 AND SEPTEMBER 30, 2010

(in thousands, except share and per share amounts)

Note 1 – Significant Accounting Policies (continued)

(h)	Earnings Per Share

Basic earnings per share are computed by dividing net income by the weighted average number of common shares outstanding during each reporting period.  Diluted earnings per share are computed similar to basic earnings per share except that the weighted average shares outstanding are increased to include additional shares from the assumed exercise of stock options and warrants, if dilutive.  The number of additional shares is calculated by assuming that outstanding stock options and warrants were exercised, and that proceeds from such exercises were used to acquire common shares at the average market price during the reporting period.

(i)	Consumer Loans Receivable

Unsecured short-term and longer-term advances that the Company originates on its own behalf are reflected on the balance sheet in consumer loans receivable. Consumer loans receivable are reported net of a provision. In regulated jurisdictions, interest is charged on consumer loans commencing upon default; however, it is not recorded as income until payment is received in full or partially from the consumer.  In unregulated jurisdictions, interest is charged on consumer loans over the period of the loan and is recorded in income as it is earned.

(j)	Income Taxes

Income taxes are accounted for under the asset and liability method. Future income tax assets and liabilities are recognized for the future income tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment or substantive enactment date. A valuation allowance is recorded against any future income tax assets if it is more likely than not that the asset will not be realized.

(k)	Long-term Investments

The Company applies the equity method of accounting for its investments in The Cash Store Australia Holdings Inc. and RTF Financial Holdings Inc. These investments are recorded at cost plus the Company’s share of net income or loss to date.

(l)	Property and Equipment

Property and Equipment are recorded at cost.  Depreciation is recorded using the rates and methods outlined in the table below.

	Rate	Method
Computer hardware	25%	Straight-line
Computer software	20%	Straight-line
Fixtures, furniture, and equipment	20%	Straight-line
Signs	20%	Straight-line
Buildings	4%	Straight-line
Vehicles	20%	Straight-line

Leasehold improvements are depreciated based on the straight-line basis over the shorter of the lease term, including renewal options that are reasonably assured and the estimated useful life of the asset.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE TWELVE AND FIFTEEN MONTHS ENDED SEPTEMBER 30, 2011 AND SEPTEMBER 30, 2010

(in thousands, except share and per share amounts)

Note 1 – Significant Accounting Policies (continued)

(m)	Intangible Assets

Intangible assets acquired individually or as part of a group of other assets are initially recognized and measured at cost.  The cost of a group of intangible assets acquired in a transaction, including those acquired in a business combination that meet the specified criteria for recognition apart from goodwill, is allocated to the individual assets acquired based on their fair values.

Both internal and external costs incurred to purchase and develop computer software are capitalized after the preliminary project stage is completed and management authorizes the computer software project.

Intangible assets with finite useful lives are amortized over their estimated useful lives.  Intangible assets with indefinite useful lives are not amortized and are tested for impairment annually on July 1st of each year, or more frequently if events or changes in circumstances indicate that such assets might be impaired.

The amortization methods and estimated useful lives of intangible assets, which are reviewed annually, are as follows:

Customer list, contracts and relationships	Straight-line – 3 years
Computer software	Straight-line – 5 years
Non-compete agreements	Term of the agreements
Brand name	Indefinite life

(n)	Goodwill

Goodwill represents the residual amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the assets acquired, less liabilities assumed, based on their fair values. Goodwill is allocated as of the date of the business combination to the Company’s reporting units that are expected to benefit from the business combination. Goodwill is initially recognized as an asset at cost and is subsequently measured at cost less any accumulated impairment losses.

Goodwill is not amortized and is tested for impairment annually on July 1st of each year, or more frequently if events or changes in circumstances indicate it may be impaired. The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting unit is compared to its fair value. When the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not to be impaired and the second step of the impairment test is unnecessary. The second step is carried out when the carrying amount of a reporting unit exceeds its fair value, in which case the implied fair value of the reporting unit’s goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any. The implied fair value of goodwill is determined in the same manner as the value of goodwill is determined in a business combination described in the preceding paragraph, using the fair value of the reporting unit as if it were the purchase price.

When the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE TWELVE AND FIFTEEN MONTHS ENDED SEPTEMBER 30, 2011 AND SEPTEMBER 30, 2010

(in thousands, except share and per share amounts)

Note 1 – Significant Accounting Policies (continued)

(o)	Accounting for the Impairment of Long-Lived Assets

Long-lived assets and identifiable intangibles subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is assessed by a comparison of the carrying amount of a group of assets to the sum of future undiscounted cash flows expected to be generated from the use and eventual disposition of the group of assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the group of assets exceeds the fair value of the group of assets. Any assets to be disposed of by sale are reported at the lower of carrying amount or fair value less costs to sell. Such assets are not depreciated while they are classified as held-for-sale.

(p)	Deferred Revenue

The Company has entered into a long-term services contract for which the Company received advance payments. These advance payments are recorded as deferred revenue and recognized as revenue over the life of the contract.

(q)	Deferred Lease Inducements

The Company has received various inducements to lease space for its branches.  The inducements are amortized over the remaining terms of the respective leases and recorded as a reduction to rent expense.

(r)	Leases

Leases are classified as capital or operating depending upon the terms and conditions of the contracts. Obligations under capital leases are recorded as an asset with a corresponding liability. Asset values recorded under capital leases are depreciated on a straight-line basis over the estimated useful life. Obligations under capital leases are reduced by lease payments net of imputed interest. Computer and phone operating lease expenses are recorded in selling, general, and administrative expenses.  Branch leases are recorded in rent.

(s)	Fair Value of Financial Instruments

The Company’s financial instruments consist of cash, other receivables, consumer loans receivables less any allowance for loan losses, accounts payable and accrued liabilities, all of which are short-term in nature and their fair value approximates their carrying value. The fair value of obligations under capital leases carrying amounts are determined by estimating future cash flows on a borrowing-by-borrowing basis, and discounting these future cash flows using a rate which takes into account the Company’s spread for credit risk at year-end for similar terms and types of debt arrangements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE TWELVE AND FIFTEEN MONTHS ENDED SEPTEMBER 30, 2011 AND SEPTEMBER 30, 2010

(in thousands, except share and per share amounts)

Note 2 – Changes in Accounting Policies and Practices

There have been no changes in accounting policies and practices under Canadian GAAP that have impacted these annual consolidated financial statements.

Recent Accounting Pronouncements Not Yet Adopted

International Financial Reporting Standards (IFRS)

The Accounting Standards Board of the Canadian Institute of Chartered Accountants previously announced its decision to require all publicly accountable enterprises to report under International Financial Reporting Standards (“IFRS”) for years beginning on or after January 1, 2011. However, National Instrument 52-107 allows Securities and Exchange Commission (“SEC”) registrants, such as the Company, to file financial statements with Canadian securities regulators that are prepared in accordance with U.S. GAAP. The Company has decided to adopt U.S. GAAP instead of IFRS as its primary basis of financial reporting commencing in fiscal 2012.

The decision to adopt U.S. GAAP was made to enhance communication with shareholders and improve the comparability of financial information reported with its U.S. based competitors and peer group.

Note 3 – Business Acquisitions

On October 16, 2010, the Company acquired all the business assets of Dash for Cash representing one branch in Manitoba for total cash consideration of $25 all of which was allocated to Goodwill. Dash for Cash operated in the short-term advances industry.

On April 26, 2010, the Company acquired all the business assets of 101019134 Saskatchewan Ltd. (EZ Cash), representing 14 branches in Saskatchewan, for total cash consideration of $4,476. EZ Cash operated in the short-term advances industry.

On September 1, 2009, the Company acquired all the business assets of Affordable Payday Loans (APL) representing eight branches in Ontario and two branches in Alberta for total cash consideration of $800.  Affordable Payday Loans operated in the short-term advances industry.

The combined purchase price allocation for the fifteen months ended September 30, 2010, is detailed in the following table below.

Net assets acquired at assigned values
Property and equipment	$36
Non-compete and other intangible assets	392
Goodwill	4,881
Accounts payable and accrued liabilities	(33)
$5,276

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE TWELVE AND FIFTEEN MONTHS ENDED SEPTEMBER 30, 2011 AND SEPTEMBER 30, 2010

(in thousands, except share and per share amounts)

Note 3 – Business Acquisitions (continued)

Revenues and earnings since the acquisitions date and pro-forma information as if the acquisitions were completed as of the dates described below, are as follows:

	2011		2010
	As reported (1)	Pro forma (2)	As reported (1)	Pro forma (2)
Operating revenues	$189,899	$189,899	$220,518	$226,540
Net income	9,042	9,042	26,464	27,578
Net income per Common Share
- Basic	0.52	0.52	1.56	1.63
- Diluted	$0.51	$0.51	$1.51	$1.59

(1) Operating revenues and net income for the year ended September 30, 2011, include $72 related to the acquisition of Dash into Cash and for the fifteen months ended September 30, 2010, include $4,627 and $854, respectively, in respect of the acquisitions of APL and EZ Cash.
(2) Pro forma amounts for the year ended September 30, 2011, reflect Dash into Cash as if it was acquired on October 1, 2010. Pro forma amounts for the fifteen months ended September 30, 2010, reflect APL and EZ Cash as if they were acquired on July 1, 2009.

The acquisition costs related to the business acquisitions are not significant. Goodwill related to the business acquisitions are 75% tax deductible.

Note 4 – Cash

The significant components of cash are as follows:

	2011	2010
Cash	$13,034	$16,671
Restricted cash	6,257	2,968
	$19,291	$19,639

Restricted cash includes $6,257 (2010 - $2,968) in funds to facilitate claims related to the British Columbia class action lawsuit settlement (Note 13 (b)).  Subsequent to year end, the total amount transferred to a third-party administrator was $6,257.

Approximately $3,611 (2010 - $2,697) was cash in transit as a result of pre-authorized debit, facilitated by a third-party.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE TWELVE AND FIFTEEN MONTHS ENDED SEPTEMBER 30, 2011 AND SEPTEMBER 30, 2010

(in thousands, except share and per share amounts)

Note 5 – Other Receivables and Other Income

(a)	Other Receivables

	2011	2010
Due from investee corporations	$61	$492
Due from suppliers	11,143	7,223
Other	2,052	2,675
	$13,256	$10,390

Due from Suppliers

Due from suppliers includes $11,143 (2010 - $7,223) of short term receivables from our main suppliers of bank accounts, debit and prepaid mastercard and insurance products that have occurred in the normal course of business.

Other

Amounts included in Other receivables are from the sale of a business and  amounts due in the normal course of business. Included with long-term receivables is an amount of $681 (2010 - $450).

(b)	Other Income

	2011	2010
Agency fee income	$46,809	$36,706
Other income	6,467	13,153
	$53,276	$49,859

Note 6 – Consumer Loans Receivable

	2011	2010
Short-term advances receivable	$6,799	$3,644
Term loans receivable	765	1,327
Allowance for consumer loan losses	(2,783)	(511)
	$4,781	$4,460

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE TWELVE AND FIFTEEN MONTHS ENDED SEPTEMBER 30, 2011 AND SEPTEMBER 30, 2010

(in thousands, except share and per share amounts)

Note 7 – Long-Term Investments

(a)	The Cash Store Australia Holdings Inc.

The Company owns 3,000,000 shares, or approximately 18.3% of the outstanding common shares of The Cash Store Australia Holdings Inc. (AUC) acquired at a price of $0.06 per share. The carrying amount of this investment is $nil (2010 - $nil).  Of the 3,000,000 common shares, 450,000 common shares are subject to escrow provisions that prevent the Company from selling these shares until the following dates:

Date	Percentage	Common Shares
March 8, 2012	15%	450,000

Included in selling, general, and administrative expenses is the Company’s share of AUC’s loss of $nil (2010 - $180).

(b)	RTF Financial Holdings Inc.

The Company owns 6,000,000 shares, or approximately 15.7%, of RTF Financial Holdings Inc. (RTF) acquired at a price of $0.06 per share. The carrying amount of this investment is $nil (2010 - $nil).

Included in selling, general, and administrative expenses is the Company’s share of RTF’s loss of $nil (2010 - $360).

Note 8 – Property and Equipment

	2011
		Accumulated	Net Book
	Cost	Depreciation	Value
Leasehold improvements	$28,887	$15,491	$13,396
Fixtures, furniture, and equipment	12,421	6,195	6,226
Computer hardware	6,463	3,596	2,867
Signs	7,533	4,670	2,863
Buildings	132	20	112
Vehicle	77	15	62
Land	51	-	51
Computer software	241	229	12
	$55,805	$30,216	$25,589

	2010
		Accumulated	Net Book
	Cost	Depreciation	Value
Leasehold improvements	$27,359	$13,509	$13,850
Fixtures, furniture, and equipment	11,578	5,475	6,103
Computer hardware	5,538	2,949	2,589
Signs	6,014	3,821	2,193
Buildings	132	15	117
Vehicle	75	4	71
Land	51	-	51
Computer software	242	230	12
	$50,989	$26,003	$24,986

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE TWELVE AND FIFTEEN MONTHS ENDED SEPTEMBER 30, 2011 AND SEPTEMBER 30, 2010

(in thousands, except share and per share amounts)

Note 8 – Property and Equipment (continued)

Depreciation expense for the twelve months ended September 30, 2011 includes a write off of property and equipment of $65 (2010 - $61).

Cost and accumulated depreciation of property and equipment as at September 30, 2011 included $13,866 of fully depreciated assets.

Assets under capital lease included above:

	2011
		Accumulated	Net Book
	Cost	Depreciation	Value
Computer hardware	$2,171	$1,163	$1,008
Fixtures, furniture and equipment	903	653	250
	$3,074	$1,816	$1,258

	2010
		Accumulated	Net Book
	Cost	Depreciation	Value
Computer hardware	$2,050	$1,064	$986
Fixtures, furniture and equipment	903	587	316
	$2,953	$1,651	$1,302

Depreciation of property and equipment for the twelve months ended September 30, 2011, includes $165 (2010 - $821) relating to assets under capital leases.

During the twelve months ended September 30, 2011, additions to property and equipment included $121 (2010 - $683) of assets that were acquired by means of capital lease and $nil (2010 - $47) of assets that were acquired by way of vehicle financing.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE TWELVE AND FIFTEEN MONTHS ENDED SEPTEMBER 30, 2011 AND SEPTEMBER 30, 2010

(in thousands, except share and per share amounts)

Note 9 – Intangible Assets

	2011
		Accumulated	Net Book
	Cost	Amortization	Value
Customer contracts, relationships, lists and other	$962	$917	$45
Non-compete agreements	507	249	258
Computer software	6,717	1,742	4,975
Brand name	5,300	-	5,300
	$13,486	$2,908	$10,578

	2010
		Accumulated	Net Book
	Cost	Amortization	Value
Customer contracts, relationships, lists and other	$952	$887	$65
Non-compete agreements	507	175	332
Computer software	5,832	881	4,951
Brand name	5,300	-	5,300
	$12,591	$1,943	$10,648

During the twelve months ended September 30, 2011, the Company acquired $nil in non-compete agreements (2010 - $330) and $nil in customer contracts, relationships, lists and other (2010 - $62) as part of the business acquisitions (Note 3).

Included in computer software are assets under development with a cost of $262 (2010 - $3,274). These assets have not been amortized in the twelve months ended September 30, 2011.

Cost and accumulated amortization of intangibles as at September 30, 2011 included $305 of fully amortized intangible assets.

Note 10 – Goodwill

	2011	2010
Balance, beginning of period	$39,108	$34,554
Goodwill acquired - Note 3	25	4,881
Disposal of goodwill	-	(327)
Balance, end of period	$39,133	$39,108

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE TWELVE AND FIFTEEN MONTHS ENDED SEPTEMBER 30, 2011 AND SEPTEMBER 30, 2010

(in thousands, except share and per share amounts)

Note 11 – Income Taxes

(a)	Provision for Income Taxes

The income tax provision differs from the amount that would be computed by applying the federal and provincial statutory income tax rates of 28.0% (2010 – 29.1%) to income as a result of the following:

	2011	2010
Income before income taxes	$14,667	$37,761
Computed tax expense at statutory income tax rates	$4,107	$11,011
Change in enacted tax rates	(31)	(1)
Adjustment for prior year immaterial errors	1,180	-
Stock-based compensation	206	319
Permanent differences and other	163	(32)
Total income tax provision	$5,625	$11,297

(b)	Future Income Taxes

The tax effects that give rise to significant portions of the future income tax assets and liabilities are presented below:

	2011	2010
Future income tax assets:
Current:
Accrued liability for class action settlements and other temporary differences	$1,078	$614
Loan loss provision	438	-
	$1,516	$614
Non-current:
Losses available to be carried forward	193	-
Property and equipment, intangible assets and goodwill	320	192
Deferred lease inducements	308	381
Deferred revenue	1,647	1,808
	$2,468	$2,381
Future income tax liabilities:

Property and equipment, intangible assets and goodwill	$(2,388)	$(1,936)

In assessing the realizability of future income tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized.  The ultimate realization of future income tax assets is dependent upon the generation of future taxable income during the period in which those temporary differences become deductible.  Based upon management assessment, management believes it is more likely than not that the Company will realize the benefits of these deductible differences.  The amount of the future income tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry-forward period are reduced.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE TWELVE AND FIFTEEN MONTHS ENDED SEPTEMBER 30, 2011 AND SEPTEMBER 30, 2010

(in thousands, except share and per share amounts)

Note 12 – Accounts Payable and Accrued Liabilities

	2011	2010
Trade accounts payable and accrued liabilities	$6,937	$5,733
Class action settlements Note 13 (a), (b), (c), and (d)	4,185	2,153
Accrued salaries and benefits	2,808	2,725
Amounts due to third party lenders	8,487	5,647
Other	572	769
	$22,989	$17,027

The amounts due to third party lenders reflects funds made available by lenders but not yet advanced to customers, any liability under the lending agreement, including any paid retention payments, as well as loan repayment and interest amounts collected from customers. Amounts due to third party lenders are non-interest bearing, unsecured and have no specified repayment terms.

Note 13 – Class Action Settlements

(a)	Ontario and the rest of Canada with the exception of British Columbia and Alberta

On April 13, 2004, a legal proceeding was commenced against The Cash Store Financial and Instaloans Inc., by Thompson McCutcheon (the “Plaintiff”), a customer.  The Plaintiff obtained an order pursuant to the Class Proceedings Act, 1992, S.O. 1992 c.6 (the “Class Proceeding Act”), as amended, certifying the action as a class proceeding and appointing him as the representative of the class.  The Plaintiff asserted that the defendants were in breach of the Criminal Code of Canada and the Fair Trading Act as the aggregate of all charges, including interest, broker fees and card fees, was in excess of those allowed by law.  The Statement of Claim stated that the members of the Class would seek to recover all amounts charged, collected or received by the defendants at a criminal rate of interest and/or at an excessive rate, as well as damages, costs and interest.

On December 2, 2008, the Ontario Superior Court of Justice certified the class action lawsuit as a class proceeding under the Act, and granted approval of the settlement that had been agreed to between the Company and the representative Plaintiff on behalf of the Class. The settlement does not constitute any admission of liability by The Cash Store Financial.

Under the terms of the settlement, the Company is to pay to the class a minimum of $750 and a maximum of $1,500 in cash and a minimum of $750 and a maximum of $1,500 in credit vouchers to those customers of The Cash Store Financial and Instaloans, exclusive of Alberta and British Columbia, who were advanced funds under a loan agreement and who repaid the payday loan plus brokerage fees and interest in full. The credit vouchers may be used to pay existing outstanding brokerage fees and interest or to pay a portion of brokerage fees and interest which may arise in the future through new loans advanced. The credit vouchers are fully transferable and have no expiry date. Based on our estimate of the rate of take-up of the available cash and vouchers, a total provision of $2,010 was previously recorded to cover the estimated costs of the settlement, including legal fees and other costs.  During the year ended June 30, 2009, the Company paid the legal fees and costs of the class. On August 6, 2009, the claims process was concluded and we issued $750 in vouchers and $750 in cheques to the class members as full and final satisfaction of all claims. As at September 30, 2011, the remaining accrual is $46 (2010 - $52).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE TWELVE AND FIFTEEN MONTHS ENDED SEPTEMBER 30, 2011 AND SEPTEMBER 30, 2010

(in thousands, except share and per share amounts)

Note 13 – Class Action Settlements (continued)

(b)	British Columbia

On March 5, 2004, an action under the Class Proceedings Act was commenced in the Supreme Court of British Columbia by Andrew Bodnar and others proposing that a class action be certified on his own behalf and on behalf of all persons who have borrowed money from the defendants: The Cash Store Financial and All Trans Credit Union Ltd. The action stems from the allegations that all Payday Loan fees collected by the defendants constitute interest and therefore violate s. 347 of the Criminal Code of Canada. On May 25, 2006, the claim in British Columbia was affirmed as a certified class proceeding of Canada by the B.C. Court of Appeal. In fiscal 2007, the plaintiffs in the British Columbia action brought forward an application to have certain of our customers’ third-party lenders added to the claim.  On March 18, 2008, another action commenced in the Supreme Court of British Columbia by David Wournell and others against The Cash Store Financial, Instaloans Inc., and others in respect of the business carried out under the name Instaloans since April 2005.  Collectively, the above actions are referred to the “British Columbia Related Actions”.

On May 12, 2009, the Company settled the British Columbia Related Actions in principle.  The settlement has been approved by the Court. The settlement does not constitute any admission of liability by The Cash Store Financial.

Under the terms of the court approved settlement, the Company is to pay to the eligible class members who were advanced funds under a loan agreement and who repaid the Payday Loan plus brokerage fees and interest in full, or who met certain other eligibility criteria, a maximum estimated amount of $9,400 in cash and $9,400 in credit vouchers. Thus, the estimated maximum exposure with respect to this settlement is approximately $18.8 million including approved legal expenses.  The credit vouchers may be used to pay existing outstanding brokerage fees and interest or to pay a portion of brokerage fees and interest which may arise in the future through new loans advanced. The credit vouchers are not transferable and have no expiry date. In addition, the Company is to pay the legal fees and costs of the class. Based on the Company’s estimate of the rate of take-up of the available cash and credit vouchers, an expense of $10,921 to date has been recorded to cover the estimated costs of the settlement, including legal fees of the Class and costs to administer the settlement fund.  The Company increased the provision by $3,206 for the twelve months ended September 30, 2011 (2010 - $2,915) as a result of new information being received. It is possible that additional settlement costs could be required in the future. As at September 30, 2011, the remaining accrual is $4,039 (2010 - $2,001).    Subsequent to year end the administration of the settlement fund was transferred to a third-party based on a court approved order.  The total amount transferred was $6,257.

(c)	Alberta

The Company has been served in prior fiscal periods with a Statement of Claim issued in Alberta alleging that we are in breach of s. 347 of the Code (the interest rate provision) and certain provincial consumer protection statutes.

The certification motion has been pending since fiscal 2006 and has not yet been heard.  On January 19, 2010, the plaintiffs in the Alberta action brought forward an application to have a related subsidiary, as well as certain of our customers’ third-party lenders, directors and officers added to the Claim.

The Company has agreed to a motion to certify the class proceeding if the third party lenders, officers and directors are removed as defendants.   Class counsel has agreed to the Company’s proposal.

The Company believes that it conducted its business in accordance with applicable laws and is defending the action vigorously.  As at September 30, 2011, a total of $100 (2010 - $100) has been accrued.  However, the likelihood of loss, if any, is not determinable at this time.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE TWELVE AND FIFTEEN MONTHS ENDED SEPTEMBER 30, 2011 AND SEPTEMBER 30, 2010

(in thousands, except share and per share amounts)

Note 13 – Class Action Settlements (continued)

(d)	Manitoba

On April 23, 2010, an action under the Manitoba Class Proceedings Act was commenced in the Manitoba Court of Queen’s Bench by Scott Meeking against The Cash Store Financial and Instaloans proposing that a class action be certified on his own behalf and on behalf of all persons in Manitoba and others outside the province who elect to claim in Manitoba and who obtained a payday loan from The Cash Store Financial or Instaloans.  The action stems from the allegations that all payday loan fees collected by the defendants constitute interest and therefore violate s. 347 of the Criminal Code of Canada.

The Company conducts business in accordance with applicable laws and is defending the action vigorously.  Further it will be maintained that most of the proposed class members are bound by the judgment in the settlement of the Ontario class action in 2008, as approved by the Ontario Superior Court of Justice and that accordingly the action should be dismissed.  However, the likelihood of loss, if any, is not determinable at this time.

Note 14 – Deferred Revenue

	2011	2010
Current	$1,135	$1,277
Long-term	4,976	5,916
	$6,111	$7,193

On September 1, 2010, the Company entered into an agreement with Ria Financial Services, a division of Euronet Worldwide Inc. (NASDAQ: EEFT), to supply money transfer services across the Company’s network of The Cash Store Financial and Instaloans branches in Canada.

The Company received a $7,000 signing bonus, which will be recognized into revenue over the next seven years, which is the length of the agreement.

Note 15 – Obligations under Capital Leases

The Company has financed certain office furniture, equipment, and printers by entering into capital leasing and financing arrangements.

	2011
	Aggregate	Less Imputed
	Due	Interest	Net
Various leases - repayable in monthly instalments totalling $57 including imputed interest ranging from nil - 19.8%; due to mature between 2012 - 2015; secured by leased assets with an aggregate
carrying amount of $1,258.	$1,421	$126	$1,295
Less current portion	761	102	659
	$660	$24	$636

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE TWELVE AND FIFTEEN MONTHS ENDED SEPTEMBER 30, 2011 AND SEPTEMBER 30, 2010

(in thousands, except share and per share amounts)

Note 15 – Obligations under Capital Leases (continued)

	2010
	Aggregate	Less Imputed
	Due	Interest	Net
Various leases - repayable in monthly instalments totalling $59 including imputed interest ranging from nil - 19.8%; due to mature between 2011 - 2014; secured by leased assets with an aggregate carrying amount of $1,302. Included in leases is a one time payment
of $368 due in 2011.	$2,167	$215	$1,952
Less current portion	1,081	120	961
	$1,086	$95	$991

The capital lease repayments are due as follows:

	Aggregate	Less Imputed
	Due	Interest	Net
2012	$749	$90	$659
2013	433	40	393
2014	233	13	220
2015	27	4	23
	$1,442	$147	$1,295

During the twelve months ended September 30, 2011, the Company incurred interest charges related to capital leases in the amount of $147 (2010 - $179).  These have been included in selling, general, and administrative expenses.

Note 16 – Share Capital

(a)	Issued share capital

	2011		2010
	Number of Shares	Amount	Number of Shares	Amount
Authorized:
Unlimited common shares with no par value
Issued:
Balance, beginning of period	17,085,727	$43,468	16,959,492	$40,222
Transfer from contributed surplus for stock options exercised - Note 18	-	572	-	1,769
Options exercised	183,487	939	514,034	2,397
Warrants exercised	150,000	1,170	-	-
Shares repurchased	-	-	(387,799)	(920)
Balance, end of period	17,419,214	$46,149	17,085,727	$43,468

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE TWELVE AND FIFTEEN MONTHS ENDED SEPTEMBER 30, 2011 AND SEPTEMBER 30, 2010

(in thousands, except share and per share amounts)

Note 16 – Share Capital (continued)

(a)	Issued share capital (continued)

For the year ended September 30, 2011, the Company did not purchase and subsequently cancel any common shares (2010 – 387,799 common shares at a cost of $3,336).

(b)	Options to Employees and Directors

The Company has an incentive stock option plan for certain employees, officers and directors.  Options issued under the plan have vesting terms that vary depending on date granted and other factors.  All stock options must be exercised over specified periods not to exceed five years from the date granted.

	2011		2010
	Total Options	Weighted	Total Options	Weighted
	for Shares	Average Price	for Shares	Average Price
Outstanding, beginning of year	1,019,322	$8.07	1,128,356	$4.72
Granted	155,000	12.96	460,000	12.18
Exercised	(183,487)	5.12	(514,034)	4.66
Expired	(10,000)	5.52	-	-
Forfeited	(1,667)	8.80	(55,000)	5.69
Outstanding, end of year	979,168	9.42	1,019,322	8.07
Exercisable, end of year	505,832	$6.84	321,644	$5.00

At September 30, 2011, the range of exercise prices, the weighted average exercise price, and weighted average remaining contractual life are as follows:

		Weighted
		Average	Weighted
	Number	Remaining	Average	Number
Fiscal Year Granted	Outstanding	Term	Exercise Price	Exercisable
2008	238,600	14 mos.	$3.81	238,600
2009	169,733	30 mos.	6.65	124,735
2010	415,835	40 mos.	12.45	142,497
2011	155,000	58 mos.	12.96	-
	979,168	35 mos.	$9.42	505,832

The fair value of common share options is estimated at the grant date using the Black-Scholes option pricing model based on the following weighted average assumptions:

	2011	2010
Risk free interest rate	1.6%	1.7%
Expected life (years)	3	3
Expected volatility	39.0%	52.8%
Expected dividends	3.7%	3.4%

The weighted average grant-date fair value of options granted was estimated at $2.72 (2010 - $3.46) per option.

The Company is authorized to issue an additional 1,868,167 equity share options under its existing stock option plan.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE TWELVE AND FIFTEEN MONTHS ENDED SEPTEMBER 30, 2011 AND SEPTEMBER 30, 2010

(in thousands, except share and per share amounts)

Note 16 – Share Capital (continued)

(c)	Warrants to outside agents

	2011		2010
	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price
Balance, beginning of year	150,000	$7.80	150,000	$7.80
Issued	nil	nil	nil	nil
Exercised	150,000	7.80	nil	nil
Expired	nil	nil	nil	nil
Balance, end of year	nil	nil	150,000	$7.80
Exercisable for shares, end of year	nil	nil	150,000	$7.80

On May 14, 2009, the Company entered into an agreement for the exclusive financing services of a financing agent. In consideration of providing these financial advisory and agency services, non-transferrable warrants up to a total of 150,000 common shares in the Company were issued at a strike price of $7.80 per share expiring on May 14, 2011.  On April 26, 2011, the Company received $1,170 of proceeds related to the 150,000 warrants being exercised by the financing agent.

Note 17 – Per Share Amounts

Basic net income per common share is calculated by dividing net income attributable to common shares by the total weighted average common shares outstanding during the period. Diluted net income per common share is calculated to give effect to share option awards and warrants.

The following table presents the reconciliations of the denominators of the basic and diluted per share computations. Net income attributable to common shares equaled diluted income attributable to common shares for all periods presented.

	2011	2010
Basic total weighted average common shares outstanding	17,259,196	16,913,213
Effect of dilutive securities
Share option awards	369,345	459,033
Warrants	34,839	150,000
Diluted total weighted average common shares outstanding	17,663,380	17,522,246

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE TWELVE AND FIFTEEN MONTHS ENDED SEPTEMBER 30, 2011 AND SEPTEMBER 30, 2010

(in thousands, except share and per share amounts)

Note 18 – Contributed Surplus

For stock options granted to certain employees, officers and directors after July 1, 2002, the Company records compensation expense using the fair value method.  Compensation costs are recognized over the vesting period as an increase to stock-based compensation expense, which has been recorded in selling, general, and administrative expenses, with a corresponding increase to contributed surplus. When options are exercised, the fair-value amount in contributed surplus is credited to share capital.

	2011	2010
Balance at beginning of period	$3,981	$4,652
Stock options exercised	(589)	(1,769)
Stock-based compensation expense	786	1,098
	$4,178	$3,981

Note 19 –Dividends

	2011
		Paid to
	Declared effective	shareholders	Total
Dividend per Common Share
Dividend $0.10	December 6, 2010	December 21, 2010	$1,710
Dividend $0.12	February 7, 2011	February 21, 2011	2,062
Dividend $0.12	May 9, 2011	May 24, 2011	2,084
Dividend $0.12	August 10, 2011	August 25, 2011	2,073
Dividend	N/A	N/A	-
			$7,929

	2010
	Declared effective	Paid to shareholders	Total
Dividend per Common Share
Dividend $0.14	September 9, 2009	September 24, 2009	$2,342
Dividend $0.10	October 28, 2009	November 26, 2009	1,676
Dividend $0.10	February 10, 2010	February 25, 2010	1,694
Dividend $0.10	May 11, 2010	May 26, 2010	1,701
Dividend $0.10	August 11, 2010	August 26, 2010	1,707
			$9,120

The Company reviews its dividend distribution policy on a quarterly basis, evaluating its financial position, profitability, cash flow and other factors the Board of Directors considers relevant.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE TWELVE AND FIFTEEN MONTHS ENDED SEPTEMBER 30, 2011 AND SEPTEMBER 30, 2010

(in thousands, except share and per share amounts)

Note 20 – Commitments

(a)	Lease Commitments

The Company is committed to future minimum annual operating lease payments for office and branch premises, which expire through 2022.

Aggregate Lease
Payments
2012	$20,425
2013	18,900
2014	15,183
2015	10,395
2016	5,042
Thereafter	16,548
$86,493

(b)	New Branch Openings and Additional Lease Commitments

Subsequent to the year-end, the Company has committed to leases for five additional Cash Store Financial and Instaloans locations.  The additional minimum annual lease payments required for the next five years, including these five leases and thereafter are as follows:

	Additional Lease	Aggregate Lease
	Payments	Payments
2012	$162	$20,587
2013	202	19,102
2014	202	15,385
2015	202	10,597
2016	202	5,244
Thereafter	1,299	17,847
	$2,269	$88,762

Note 21 – Contingencies

(a)	Legal Proceedings

The Company has been served in prior fiscal periods with Statements of Claim issued in Alberta alleging that the Company is in breach of s. 347 of the Criminal Code (the interest rate provision) and certain provincial consumer protection statutes.  One of the claims is in respect of payday loans and the certification motion has been pending since fiscal 2006. The other Alberta claim is in respect of title loans in which the Company has agreed to a motion to certify the class proceeding if the lenders, officers and directors are removed as defendants.  Class counsel has agreed to our proposal. The Company believes that it conducts its business in accordance with applicable law and is defending each of the actions vigorously. However, the likelihood of loss if any is not determinable.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE TWELVE AND FIFTEEN MONTHS ENDED SEPTEMBER 30, 2011 AND SEPTEMBER 30, 2010

(in thousands, except share and per share amounts)

Note 21 – Contingencies (continued)

(a)	Legal Proceedings (continued)

The Company is also involved in other claims related to the normal course of operations.  Management believes that it has adequately provided for these claims.

(b)	Branch Operations

When the Company acts as a broker on behalf of consumers seeking short term advances, the funding of the advances is provided directly to the customers by independent third party lenders. The Company has entered into written business arrangements with a number of third party lenders that are prepared to consider lending to customers. Pursuant to these agreements, services related to the collection of documents and information as well as loan collection services are provided to the third party lenders. The agreements also provide that the third party lenders are responsible for losses suffered as a result of uncollectible loans provided the required duties under the terms of the agreements have been properly performed by the subsidiaries. In the event the duties are not properly performed and the lenders make a claim as required under the agreement, the subsidiaries may be liable to the lenders for losses they have incurred.  The Company’s contingent risk is the balance of the third party lenders loan portfolio which totalled approximately $104,581 as at September 30, 2011 (2010 - $109,082).

To date, no claims have been made by the third party lenders and no payments have been made or accrued by the subsidiaries pursuant to this clause in the agreements. Risk is managed through compliance with the loan limits, procedures and selection criteria established by the lenders.

Note 22 – Related Party Transactions

(a)	The Cash Store Australia Holdings Inc.

The Company provides administrative services to The Cash Store Australia Holdings Inc. The Company entered into an interim services agreement with AUC to provide ongoing services such as financial and accounting support, contracts administrative services, and the use of the Company’s information technology and telecommunication systems. Included in selling, general, and administrative expenses is a recovery of $363 (2010 - $362) relating to these services. These transactions were subject to normal trade terms and were measured at the actual exchange amount.

The Company has a $16 (2010 - $7) receivable from AUC. Amounts due are non-interest bearing, unsecured and have no specified terms of repayment. The receivable was repaid subsequent to year-end.

(b)	RTF Financial Holdings Inc.

The Company provides administrative services to RTF Financial Holdings Inc. The Company entered into an interim services agreement with RTF to provide ongoing services such as financial and accounting support and contracts administrative services. Included in selling, general, and administrative expenses is a recovery of $240 (2010 - $120) relating to these services. These transactions were subject to normal trade terms and were measured at the actual exchange amount.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE TWELVE AND FIFTEEN MONTHS ENDED SEPTEMBER 30, 2011 AND SEPTEMBER 30, 2010

(in thousands, except share and per share amounts)

Note 22 – Related Party Transactions

(b)	RTF Financial Holdings Inc. (continued)

The Company has a $45 (2010 - $485) receivable from RTF. Amounts due are non-interest bearing, unsecured and have no specified terms of repayment. The receivable was repaid subsequent to year-end.

Note 23 – Financial Instruments and Risk Management

(a)	Classification of Financial Instruments

The Company has made the following classifications: cash as held-for-trading, other receivables and consumer loans receivable as loans and receivables, and accounts payable and accrued liabilities and obligations under capital leases as other financial liabilities.

(b)	Fair Values

The fair values of financial instruments are determined with respect to the hierarchy that prioritizes the input to fair value measurement. In the absence of an active market, the Company determines fair value by using valuation techniques that refer to observable market data or estimated market prices. Fair values are inherently judgmental, thus the estimated fair values do not necessarily reflect amounts that would be received or paid in case of immediate settlement of these instruments. The use of different estimations, methodologies and assumptions could have a material effect on the estimated fair value amounts. The carrying value of other receivables, consumer loans receivable net, accounts payable and accrued liabilities approximate their fair values due to the relatively short-term nature of these balances. The fair value of obligations under capital leases are determined by estimating future cash flows on a borrowing-by-borrowing basis, and discounting these future cash flows using a rate which takes into account the Company’s spread for credit risk at year-end for similar terms and types of arrangements.    Based on estimates, the fair-value of the Company’s obligation under capital lease as at September 30, 2011 and 2010 are not significantly different than their carrying value.

The hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of fair value hierarchy based on the reliability of inputs are as follows:

•	Level 1 – inputs are unadjusted quoted prices of identical instruments in active markets.
•	Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.
•	Level 3 – inputs used in a valuation technique are not based on observable market data in determining fair values of these instruments.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE TWELVE AND FIFTEEN MONTHS ENDED SEPTEMBER 30, 2011 AND SEPTEMBER 30, 2010

(in thousands, except share and per share amounts)

Note 23 – Financial Instruments and Risk Management (continued)

(b)	Fair Values (continued)

The Company has segregated all financial assets and liabilities that are measured at fair value into the most appropriate level within the fair value hierarchy based on the inputs used to determine the fair value at the measurement date. Cash is the only financial instruments valued using Level 1 inputs (quoted market prices). There were no financial instruments categorized in Level 2 (valuation techniques using observable market inputs) and Level 3 (valuation techniques using non-observable market inputs) as at September 30, 2011.

(c)	Risk Management

The Company is exposed to a number of financial risks in the normal course of its business operations, including market risks resulting from fluctuations in interest rates, as well as credit and liquidity risks. The nature of the financial risks and the Company’s strategy for managing these risks has not changed significantly from the prior period.

Market risk is the risk of loss that results from changes in market factors such as foreign currency exchange rates and interest rates. The level of market risk to which the Company is exposed at any point in time varies depending on market conditions, expectations of future price or market rate movements and composition of the Company’s financial assets and liabilities held, non-trading physical assets, and contract portfolios.

Overall, the Company’s Board of Directors has responsibility for the establishment and approval of the Company's risk management policies. To manage the exposure to changes in market risk, management performs a risk assessment on a continual basis to help ensure that all significant risks related to the Company and its operations have been reviewed and assessed to reflect changes in market conditions and the Company's operating activities. The following summarizes the types of market price risks to which the Company is exposed, and the risk management instruments applied to mitigate them. The sensitivities provided below are hypothetical and should not be considered to be predictive of future performance or indicative of earnings on these contracts. The Company does not currently use derivative financial instruments to manage its market risks and does not hold or issue derivative financial instruments for trading or speculative purposes.

(i)	Currency Risk

The Company is exposed to currency risk due to operations in the United Kingdom; however, the majority of operations are in Canada and as such this risk is not considered significant to the Company.

(ii)	Interest Rate Risk

The Company does not have any variable interest bearing obligations; therefore, the
Company’s exposure to interest rate fluctuations relative to financial instruments is minimal.

(iii)	Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counter-party to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s cash, other receivables, consumer loans receivable, and long-term receivable. The maximum amount of credit risk exposure is limited to the carrying amount of the balances disclosed in these financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE TWELVE AND FIFTEEN MONTHS ENDED SEPTEMBER 30, 2011 AND SEPTEMBER 30, 2010

(in thousands, except share and per share amounts)

Note 23 – Financial Instruments and Risk Management (continued)

(c)	Risk Management (continued)

(iii)	Credit Risk (continued)

The best representation of the Company’s maximum exposure (excluding tax effects) to credit risk, which is a worst case scenario and does not reflect results expected by the Company, is as set out in the following table:

	2011	2010
Cash - Note 4	$19,291	$19,639
Other receivables - Note 5	12,575	9,940
Consumer loans receivable, net - Note 6	4,781	4,460
Long-term receivable - Note 5	681	450
	$37,328	$34,489

Cash: Credit risk associated with cash is minimized substantially by ensuring that these financial assets are placed with reputable Canadian financial institutions that have been accorded strong investment grade ratings by a primary rating agency.

Other receivables: Other receivables includes amounts owing to the Company from various parties. Included within other receivables are amounts of $11,143 whereby a significant portion is owed by two different parties and as such, these balances represent a concentration of credit risk to the Company. For such parties, the Company trades with entities that are assessed as being credit worthy and the Company maintains an ongoing review of their credit status. The balance of other receivables is owed by a large number of parties that individually owe amounts to the Company that are not significant in value as at September 30, 2011.

Consumer loans receivable:  The Company also directly lends to its customers and has no significant concentration of credit risk with any particular individual related to short-term advances.

Credit risk relates to the possibility of default of payment on the Company’s consumer loans receivable. The Company performs on-going credit evaluations, and reviews the aging of the receivable, payment history and other factors, and it establishes a provision for loan losses when it is determined that a loan is impaired.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE TWELVE AND FIFTEEN MONTHS ENDED SEPTEMBER 30, 2011 AND SEPTEMBER 30, 2010

(in thousands, except share and per share amounts)

Note 23 – Financial Instruments and Risk Management (continued)

(c)	Risk Management (continued)

(iii)	Credit Risk (continued)

The following table presents an analysis of the age of consumer loans receivable as of September 30, 2011.

	2011	2010
Consumer loans receivable, net of allowance for consumer loan losses
Current	$2,176	$3,410
1-30 days past due date	856	992
31-60 days past due date	531	306
61-90 days past due date	417	119
Greater than 90 days past due date	3,584	144
Consumer loans receivable	7,564	4,971
Allowance for consumer loan losses	(2,783)	(511)
	$4,781	$4,460

The Company makes significant estimates in respect of the allowance for consumer loan losses.  Historical information is considered when determining whether past-due accounts should be provided for and the same factors are considered when determining whether to write off amounts charged to the allowance against the consumer loans receivable.

The following table presents a summary of the activity related to the Company’s allowance for consumer loan losses.

	2011	2010
Balance, beginning of period	$511	$49
Provisions made during the period	2,559	788
Write-offs during the period	(287)	(326)
Balance, end of period	$2,783	$511

(iv)	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due or will not receive sufficient funds from its third party lenders to advance to the Company’s customers.  The Company manages all liquidity risk through maintaining a sufficient working capital amount through daily monitoring of controls, cash balances and operating results.  The Company’s principal sources of cash are funds from operations, which the Company believes will be sufficient to cover its normal operating and capital expenditures.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE TWELVE AND FIFTEEN MONTHS ENDED SEPTEMBER 30, 2011 AND SEPTEMBER 30, 2010

(in thousands, except share and per share amounts)

Note 23 – Financial Instruments and Risk Management (continued)

(c)	Risk Management (continued)

(iv)	Liquidity Risk (continued)

The maximum exposures to liquidity risk are represented by the carrying amount of accounts payable and accrued liabilities, and obligations under capital leases, which is approximately $24,920. This amount is made up of the following:

	Contractual Cash
	Carrying Amount	Flows	Less Than 1 Year	1-3 Years
Accounts payable and accrued liabilities	$22,989	$22,989	$22,989	$-
Obligations under capital leases (including interest)	1,295	1,421	761	660
	$24,284	$24,410	$23,750	$660

Note 24 – Management of Capital

The Company’s objective when managing capital is to provide a return to its shareholders by fairly pricing its services with the associated level of risk while being able to sufficiently fund future growth initiatives.  The Company defines capital that it manages as the aggregate of its shareholders’ equity, which is comprised of share capital, contributed surplus and retained earnings.

In order to maintain or adjust its capital structure, the Company, upon approval from its Board of Directors, may issue shares, repurchase shares through a normal course issuer bid, pay dividends or undertake other activities as deemed appropriate under the specific circumstances. The Board of Directors reviews and approves any material transactions out of the ordinary course of business, including proposals on acquisitions or other major investments or divestures, as well as capital and operating budgets.

The Company sets the amount of capital in proportion to risk and manages the capital structure and makes adjustments to it based on economic or regulatory changes.  In order to maintain or modify the capital structure, the Company may seek additional sources of capital.  The Company has limited reliance on debt facilities and is not subject to any restrictive covenants.

The Company’s capital management objectives, policies and procedures were unchanged since the prior year-end.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE TWELVE AND FIFTEEN MONTHS ENDED SEPTEMBER 30, 2011 AND SEPTEMBER 30, 2010

(in thousands, except share and per share amounts)

Note 25 – Subsequent Event

On November 16, 2011, the Company declared a quarterly dividend of $0.12 per common share. The dividend is payable on December 14, 2011, to shareholders of record on November 29, 2011.

Note 26 – Comparative Figures

Certain comparative figures have been reclassified to conform to the presentation adopted for the current period. Specifically, certain amounts  previously recorded within Selling, general and administrative expense have been reclassified to Other income for all periods presented.

Note 27 – U.S. GAAP Reconciliation

The Company prepares its consolidated financial statements in accordance with Canadian GAAP, which conforms from a recognition and measurement perspective in all material aspects applicable to the Company with U.S. GAAP for the periods presented. Presentation differences and additional disclosures required under U.S. GAAP are as follows:

(A)	Consolidated Statements of Cash Flows

Canadian GAAP permits the disclosure of a subtotal of the amount of funds provided by operating activities before changes in non-cash operating items in the consolidated statements of cash flows. U.S. GAAP does not permit this subtotal to be included in the consolidated statements of cash flows.

(B)	Long- Term Investments

U.S. GAAP requires the Company to disclose the aggregate quoted market value of long-term investments, which is not required under Canadian GAAP.

(a) The Cash Store Australia Holdings Inc.

The Company accounts for the investment under the equity method of accounting as it has significant influence over strategic operating, investing and financing activities due to board representation and management involvement in day to day operations. The difference between the carrying amount of the investment and the underlying equity in net assets of the investee is not significant. The aggregate quoted market value of this investment is $2,700.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE TWELVE AND FIFTEEN MONTHS ENDED SEPTEMBER 30, 2011 AND SEPTEMBER 30, 2010

(in thousands, except share and per share amounts)

Note 27 – U.S. GAAP Reconciliation (continued)

(b) RTF Financial Holdings Inc.

The Company accounts for the investment under the equity method of accounting as it has significant influence over strategic operating, investing and financing activities due to board representation and management involvement in day to day operations. The difference between the carrying amount of the investment and the underlying equity in net assets of the investee is not significant. No aggregate quoted market value of the investment exists as RTF is not publicly traded.

(C)	Intangible Assets

The estimated aggregate annual amortization expense for the next five years for intangible assets subject to amortization is as follows:

Fiscal year ending September 30	2012	2013	2014	2015	2016
Amortization expense for intangible assets	$2,260	$2,214	$804	$-	$-

(D)	Income Taxes

Under Canadian GAAP, the tax effects of temporary differences are referred to as future income taxes. Under U.S. GAAP, the tax effects of temporary differences are referred to as deferred income taxes.

The Company has a tax loss carry forward in the amount of $689.

The Company currently does not have any unrecognized tax benefits. The Company’s tax positions for 2008 to present in Canada remain subject to examination by tax authorities.  The Company’s tax position for the current fiscal year in the United Kingdom remains subject to examination by tax authorities.

(E)	Accounts Payable and Accrued Liabilities

U.S. GAAP requires the Company to disclose components of accrued liabilities, which is not required under Canadian GAAP. Accrued liabilities included in trade accounts payable and accrued liabilities within Note 12 as at September 30, 2011, were $4,097 (2010 - $2,749).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE TWELVE AND FIFTEEN MONTHS ENDED SEPTEMBER 30, 2011 AND SEPTEMBER 30, 2010

(in thousands, except share and per share amounts)

Note 27 – U.S. GAAP Reconciliation (continued)

(F)	Stock Based Compensation

U.S. GAAP requires the Company to disclose nonvested share options, which is not required under Canadian GAAP. A summary of the status of the Company's nonvested share options as of September 30, 2011, and the changes during the fifteen months ended September 30, 2010, is presented below:

	2011		2010
	Total Options	Weighted	Total Options	Weighted
	for Shares	Average Price	for Shares	Average Price
Nonvested, beginning of period	697,678	$9.48	661,991	$4.70
Granted	155,000	12.96	460,000	12.18
Vested	(377,675)	7.53	(374,313)	4.85
Forfeited	(1,667)	8.80	(50,000)	5.71
Nonvested, end of period	473,336	$12.17	697,678	$9.48

The total intrinsic value of options exercised during the twelve months ended September 30, 2011, was $1,593 (2010 - $3,610).  The total fair value of options that vested during the twelve months ended September 30, 2011, was $1,346 (2010 - $996).

As at September 30, 2011, and September 30, 2010, the aggregate intrinsic value of options outstanding was $1,610 and $7,635, respectively, while the aggregate intrinsic value of the options that are currently exercisable was $1,521 and $3,322, respectively.

As at September 30, 2011, there was $1,125 of total unrecognized compensation costs related to non-vested stock options. The Company expects to recognize this expense over a weighted average period of 1.8 years.

For the twelve months ended September 30, 2011, the total cash received for stock options exercised totaled $939 (2010 - $1,725).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE TWELVE AND FIFTEEN MONTHS ENDED SEPTEMBER 30, 2011 AND SEPTEMBER 30, 2010

(in thousands, except share and per share amounts)

Note 27 – US GAAP Reconciliation (continued)

(G)	Financial Instruments

Valuation Techniques:

The following table presents the carrying amounts and estimated fair values of the Company’s financial instruments:

	2011		2010
	Carrying
	Value	Fair Value	Carrying Value	Fair Value
Financial Assets
Cash	$19,291	$19,291	$19,639	$19,639
Other receivables	12,575	12,575	9,940	9,940
Consumer loans receivable	4,781	4,781	4,460	4,460
Long term receivable	$681	$681	$450	$450
Financial Liabilities
Accounts payable and accrued liabilities	$22,989	$22,989	$17,027	$17,027
Obligations under capital leases	$1,295	$1,295	$1,952	$1,952

(H)	Recent United States Accounting Pronouncements

In 2010, FASB amended ASC Topic 310 “Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses.” The ASC significantly expands existing disclosures about the credit quality of financing receivables and their allowance for credit losses. The ASC affects all entities with financing receivables, excluding short-term trade accounts receivable or receivables measured at fair value or lower of cost and fair value. This section is effective for interim and annual reporting periods ending on or after December 15, 2010. The adoption of the provisions of ASC Topic 310 did not have a material impact on the Company’s consolidated financial statements.

In 2010, FASB issued ASU 2010-13, “Effect of Denominating the Exercise Price of a Share-Based Award in the Currency of the Market in Which the Underlying Equity Security Trades a consensus of the FASB Emerging Issues Task Force (Issue No. 09-J).” The Task Force reached a consensus that an employee share-based payment with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trade should be considered an equity classified award assuming all other criteria for equity classification are met. This ASU is effective for fiscal years, and interim periods within those fiscal years, beginning, on or after December 15, 2010.  The Company is evaluating the impact of the adoption of this ASU on its consolidated financial statements.

In December 2010, FASB issued ASU 2010-28, “When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts”. The amendments in this ASU modify Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. This ASU is effective for fiscal years, and interim periods within those years, beginning on or after December 15, 2010. The Company is evaluating the impact of the adoption of this ASU on its consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE TWELVE AND FIFTEEN MONTHS ENDED SEPTEMBER 30, 2011 AND SEPTEMBER 30, 2010

(in thousands, except share and per share amounts)

Note 27 – US GAAP Reconciliation (continued)

(H)	Recent United States Accounting Pronouncements (continued)

In December 2010, FASB issued ASU 2010-29, “Disclosure of Supplementary Pro Forma Information for Business Combinations”. The objective of this Update is to address diversity in practice about the interpretation of the pro forma revenue and earnings disclosure requirements for business combinations. The Task Force reached a consensus that if an entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period. This ASU is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. The Company is evaluating the impact of the adoption of this ASU on its consolidated financial statements.

In May 2011, FASB issued ASU 2011-04 “Fair Value Measurement: Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in US GAAP and IFRSs.”  This ASU was issued concurrently with IFRS 13, Fair Value Measurements, to provide largely identical guidance about fair value measurement and disclosure requirements. The new standards do not extend the use of fair value but, rather, provide guidance about how fair value should be applied where it already is required or permitted under IFRS or U.S. GAAP. For U.S. GAAP, most of the changes are clarifications of existing guidance or wording changes to align with IFRS 13. The Company is required to apply the ASU prospectively for interim and annual periods beginning after December 15, 2011. Early adoption is not permitted. In the period of adoption, a reporting entity will be required to disclose a change, if any, in valuation technique and related inputs that result from applying the ASU and to quantify the total effect, if practicable.  The Company is evaluating the impact of the adoption of this ASU on its consolidated financial statements.

In June 2011, FASB issued ASU 2011-05 “Comprehensive Income: Presentation of Comprehensive Income.”  This ASU increases the prominence of other comprehensive income in financial statements. Under this ASU, an entity will have the option to present the components of net income and comprehensive income in either one or two consecutive financial statements. The ASU eliminates the option in U.S. GAAP to present other comprehensive income in the statement of changes in equity. An entity should apply the ASU retrospectively. The ASU is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. The Company is evaluating the impact of the adoption of this ASU on its consolidated financial statements.

In September 2011, the FASB amended the guidance on the annual testing of goodwill for impairment.  The amended guidance will allow companies to assess qualitative factors to determine if it is more-likely-than-not that goodwill might be impaired and whether it is necessary to perform the two-step goodwill impairment test required under current accounting standards.  This guidance will be effective for the Company’s fiscal year ending September 30, 2012, with early adoption permitted.  The Company has determined that this new guidance will not have a material impact on its consolidated financial statements.

# Corporate Governance

Cash Store Financial believes that effective corporate governance practices are fundamental to the overall success of a company.

Our Corporate Governance practices reflect our commitment to openness and accountability. Cash Store Financial is committed to full compliance with applicable corporate governance requirements and seeks to continuously improve its corporate governance standards.

Each Director is expected to attend all regularly scheduled meetings and all of the Committees on which they serve. To prepare for meetings, members of the Board are expected to review the materials that are sent to each Director in advance of those meetings. Each Director must act honestly and in good faith with a view to the best interests of Cash Store Financial and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

The Board of Directors of Cash Store Financial has:

- adopted a Board Mandate
- adopted charters for each of the standing committees
- adopted Position Descriptions for the CEO, Lead Director and the Committee Chairs
- adopted a Code of Business Conduct and Ethics that establishes a high standard for ethical behaviour among management and employees
- implemented a formal Timely Disclosure, Confidentiality and Insider Trading Policy to ensure that communications with investors and the public are timely, factual and materially accurate

The Board of Directors has established an Audit Committee, a Compensation Committee, and a Corporate Governance and Nominating Committee. The Audit Committee and Corporate Governance and Nominating Committee are made up of independent directors. The majority of the members of the Compensation Committee are independent directors.

To further reinforce independence, the Board appoints an independent Director as Lead Director. The Lead Director is responsible for developing the agenda for and presiding over in-camera sessions, and acting as principal liaison between the non-management Directors and the CEO on matters dealt within the in-camera sessions.

A Whistleblower Policy, which establishes the process of reporting a complaint or concern with respect to accounting or auditing matters, has also been adopted.

For a complete review of Cash Store Financial's corporate governance practices, including the significant ways in which such practices differ from those followed by U.S. companies under NYSE listing standards, please refer to the Management Information Circular, available on our website at www.csfinancial.ca.

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# Board of Directors

## Gordon J. **Reykdal**

CHAIRMAN & CHIEF EXECUTIVE OFFICER

Mr. Reykdal is Chairman and Chief Executive Officer of Cash Store Financial, a Company he founded in February 2001. He was also the founder, Chairman, President and Chief Executive Officer of RTO Enterprises Inc. from 1991 to 2001. RTO Enterprises Inc., a rental Company, was restructured and became Easyhome (TSX:EH).

---

## William C. (Mickey) **Dunn**

COMPENSATION COMMITTEE - CHAIR
CORPORATE GOVERNANCE AND NOMINATING COMMITTEE

**Joined the Board of Cash Store Financial on May 12, 2002**

Chairman, Bellatrix Exploration Inc. (TSX:BXE)

Previously, Mr. Dunn was a director for Precision Drilling. From 1982 to 1999 he was the President of Cardium Service and Supply Ltd.

---

## Edward C. **McClelland**

COMPENSATION COMMITTEE

**Joined the Board of Cash Store Financial on November 8, 2005**

CEO of The Cash Store Australia Holdings Inc.
Chairman, TEC Group #223

Mr. McClelland has been the Chairman of TEC (The Executive Committee) Group #223, an international organization comprised of over 15,000 CEOs from businesses with revenues of more than $3 million, since 1997. From 1994 to 1996 he was the Vice President of CIBC Finance. Prior to that, he was the President of Transamerica/ Borg Warner Group of Companies, Canada, Australia, and Europe.

---

## J. Albert (Al) **Mondor**

LEAD DIRECTOR, AUDIT COMMITTEE - CHAIR

**Joined the Board of Cash Store Financial on April 9, 2008**

Governance and business advisor

Mr. Mondor is a Fellow of Chartered Accountants and a holder of the ICD.D designation of the Institute of Corporate Directors. Currently, he is Chair of the Alberta Pension Services Corporation, which administers contributions, transfers and pension payments on behalf of nine Alberta public sector pension plans. Mr. Mondor also serves on the boards of Alberta Municipal Service Corporation and Cleankeys Inc. Until his retirement from public practice, he was a partner with Grant Thornton LLP where he held positions as senior audit partner and managing partner in its Edmonton practice.

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# Ron **Chicoyne**

CORPORATE GOVERNANCE AND NOMINATING COMMITTEE,
AUDIT COMMITTEE

**Joined the Board of Cash Store Financial on October 29, 2008**

Managing Director, Links Capital Partners

Mr. Chicoyne holds a Chartered Financial Analyst designation, Corporate Finance Qualification, Institute of Corporate Directors designation (ICD.D), and received his Bachelor of Commerce (Honours) degree from the University of Manitoba. Mr. Chicoyne is an experienced corporate finance professional with applied operational experience in both private and public equity capital markets.

---

# Robert **Gibson**

CORPORATE GOVERNANCE AND NOMINATING COMMITTEE - CHAIR
COMPENSATION COMMITTEE

**Joined the Board of Cash Store Financial on April 8, 2008**

President, Stuart & Company Limited

Mr. Gibson has been a director of Precision Drilling Corporation since June 1996 as a Trustee on the Board of Trustees until it was reconverted in June 2009. He holds an Institute of Corporate Directors designation (ICD.D)

---

# Michael **Shaw**

CORPORATE GOVERNANCE AND NOMINATING COMMITTEE,
AUDIT COMMITTEE

**Joined the Board of Cash Store Financial on October 29, 2009**

President & Director, Amkco Inc.

Mr. Shaw is a Corporate Director and President of Amkco Inc. Previously, Mr. Shaw spent 30 years with the ATCO Group of Companies in a variety of roles and has vast experience in strategic management, international ventures and board directorships. Mr. Shaw graduated from Queen's University with a Bachelor of Commerce (Honours) degree and currently serves on three other boards of directors.

90

# Senior Officers

## Gordon J. **Reykdal**

CHAIRMAN AND CHIEF EXECUTIVE OFFICER

Mr. Reykdal is Chairman and Chief Executive Officer of Cash Store Financial, a company he founded in February 2001. He was also the founder, Chairman, President and Chief Executive Officer of RTO Enterprises Inc. from 1991 to 2001. RTO Enterprises Inc., a rental company, was restructured and became easyhome Ltd. (TSX:EH).

---

## Nancy L. **Bland**

CHIEF FINANCIAL OFFICER

Ms. Bland joined Cash Store Financial in March of 2006 as the Company's Vice President of Finance. She was appointed Chief Financial Officer in October 2007. Previously, Ms. Bland held positions with Capital Health, Luscar Ltd., Northwest Territories Power Corporation, and Grant Thornton LLP. Ms. Bland is a Chartered Accountant and a Certified Internal Auditor. She holds a Bachelor of Commerce from the University of Alberta.

---

## Barret J. **Reykdal**

PRESIDENT AND CHIEF OPERATING OFFICER

Mr. Reykdal was one of the first associates to join Cash Store Financial in 2001. He was responsible for launching and managing operations of many of the Company's inaugural branches. Mr. Reykdal went on to become Regional Manager for Northern Alberta and then Vice President of Western Canada. He was appointed President and Chief Operating Officer in 2006. Previously, Mr. Reykdal held positions with RTO Enterprises Inc., and was the owner operator of two Insta-Rent locations.

---

## S. William (Bill) **Johnson**

SENIOR EXECUTIVE VICE PRESIDENT

Previous to this position, Mr. Johnson was President and Chief Executive Officer of Insta-rent, the furniture rental division of The Cash Store Financial Services Inc.. In April 2008, the rental division was successfully spun-out of The Cash Store Financial Services Inc., becoming a separate publicly-traded Company (Insta-Rent Inc.) of which Mr. Johnson was the President and Chief Executive Officer. In October 2008 The Cash Store Financial Services Inc. sold its position in Insta-Rent Inc. and Mr. Johnson was appointed Senior Executive Vice President of The Cash Store Financial Services Inc. From 1996 to 2006, Mr. Johnson was Executive Vice President and Chief Financial Officer of easyhome Ltd., the largest consumer rental company in Canada. He is a Chartered Accountant, holds a Bachelor of Economics degree and has over 40 years of financial and business management experience.

91

---

## Michael J. L. **Thompson**

SENIOR VICE PRESIDENT AND CORPORATE SECRETARY

Mr. Thompson joined Cash Store Financial in November 2006, as Vice President Investor Relations and Government Affairs. He was appointed Senior Vice President and Corporate Secretary in 2008. Previously, he was President of The Canadian Payday Loan Association, Economic Policy Advisor to the Deputy Prime Minister of Canada and Director of Communications for the Canadian Federation of Labour. He holds an M.A. in Political Science.

# Company Information

## senior **officers**

**Gordon J. Reykdal**
Chairman and Chief Executive Officer

**Nancy L. Bland**
Chief Financial Officer

**Barret J. Reykdal**
President and Chief Operating Officer

**S.William (Bill) Johnson**
Senior Executive Vice President

**Michael J.L. Thompson**
Senior Vice President and Corporate Secretary

## bankers

**CIBC**
Edmonton, Alberta

## auditors

**KPMG LLP**
Edmonton, Alberta

## solicitors

**Cassels Brock and Blackwell LLP**
Toronto, Ontario

## transfer **agent**

**Computershare Investor Services Inc.**

## listed

**Toronto Stock Exchange**
Trading symbol: CSF

**New York Stock Exchange**
Trading symbol: CSFS

## head **office**

17631-103 Avenue
Edmonton, Alberta T5S 1N8
T (780) 408-5110
F (780) 408-5122
Website: www.csfinancial.ca

## annual **meeting**

Annual meeting of Shareholders of The Cash Store Financial Services Inc. will be held in the Oborowsky Degner Seminar Hall at the Alberta Diabetes Institute located at 8602 112 Street, Edmonton, Alberta on February 8th, 2012 at 9:00 a.m. (MST).

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FSC www.fsc.org MIX Paper from responsible sources FSC® C017284